Exhibit 99.1

Second Quarter 2014 Results

Lima, Perú, August 07th, 2014 - Credicorp (NYSE:BAP) announced today its unaudited results for the second quarter of 2014. These results are reported on a consolidated basis in accordance with IFRS in nominal Peruvian Nuevos Soles (PEN).

HIGHLIGHTS

• After the improved results reported in 1Q following the change of the functional currency and all efforts to recover profitability, this 2Q captured the impact of the slowdown in our economy which showed the lowest GDP expansion since the 2009 crisis of 1.9% YoY in the month of May. As a consequence, Credicorp reported this 2Q14 a 12% drop in net earnings excluding Mibanco, to PEN 582.8 million, leading to a ROAE of 19.9%. Mibanco’s consolidation represented a marginal contribution to the bottom line bringing net earnings to PEN 584.7 million, but affecting ROAE more significantly bringing it down to 18.9%.

• Despite the economic slowdown reported, total loans were up 4.3% QoQ, a strong number given the contraction in Mibanco’s and BCP’s SME portfolios. This expansion was, however concentrated in the lower margins sectors and recorded at the end of the Q, as revealed by the lower growth of BCP’s average daily balances of around 2.7%.

• Therefore, NII excluding Mibanco was up only 2.4%, but gets a boost from the consolidation of Mibanco, which adds a more significant volume of interest income bringing total NII up 14.9%, which resulted in NIM expansion to 5.7% vs. 5.2% in 1Q.

• However, the impact of the economic slowdown on the bank’s results comes through increased provisions stemming from the harshly affected SME/PYME sector, and results in a 12.9% increase in provisions for the BCP portfolio, which when adding the already expected Mibanco provisions led to a total 31.9% increase in reported provisions for the Q.

• Therefore, NII after provisions increased at a slower pace than NII reaching 8.9% expansion QoQ, and reveals a contraction in income generation when excluding Mibanco from these numbers, which explains to a large extent the reported drop in the bottom line.

• The overall PDL ratio deteriorated only 2bp to 2.39%, and excluding a particular corporate loan that was briefly reported delinquent (and corrected after the cut-off date of the Q), even dropped 4bps to 2.33%, thanks to a good quality portfolio expansion and a slowdown in PDL formation. However, provisions lag PDL formation and show an important increase as mentioned above.

• Non-financial income also shows a -2.8% contraction QoQ (-1.2% excluding Mibanco) as a result of various factors: i) the change in regulation that defers the accrual time of fee income for off-balance sheet transactions that led to a drop this 2Q of fee income at BCP, ii) lower fee income from Prima resulting also from new deferral regulations for upfront fees charged, and iii) lower gains from the sale of securities and other extraordinary items reporting this 2Q PEN 40 million lower extraordinary income within this line.

• The insurance business continues showing significantly better performance this 2Q, not only due to improved technical results overall, but also due to tighter cost management (improved combined ratio) and despite a drop in financial income. Technical results show a strong quarterly aggregate growth of 7.3% while the medical services technical results improved an impressive 21.9% QoQ.

• This 2Q OpEx were up 7% from the Previous Q, but reached a reasonable level in absolute terms, which however given the drop in income generation resulting from the evolution of the portfolio resulted in an efficiency ratio of 42.7% excluding the effect of Mibanco. Given the high costs related to the Mibanco acquisition and merger process, the efficiency ratio including Mibanco shows a deteriorated level of 43.9%.

• Operating income therefore reflects all these moves and shows an 11.8% contraction which explains the drop in the bottom line and profitability reported. This 2Q, one-offs and non-core income are less relevant and do not affect significantly Credicorp’’ results.

• Further, both the translation results and tax expense are more in line with Credicorp’s local currency accounting and reporting and do not show any noteworthy distortions.

• Nevertheless, these are good results given the economic context in which the business is developing, the learning curve, and strategic changes being implemented that will set the base for healthy growth in the most important growth sector of the Peruvian economy (SME/PYME), in which Credicorp holds today a dominant market share and positioning.

• Looking at individual performances, BCP explains most of these negative moves, while all other Credicorp subsidiaries reported excellent results as you will see in the full report.

• Despite this difficult 2Q, year to date results are in line with general expectations for Credicorp, with Net Income of PEN 1.249 billion for 1H14, NIM up to 5.56% from 4.94% last year, efficiency ratio of 42.4% vs. 43.7 % the previous year, and ROAE back at 20.2% despite the deterioration in the PDL ratio to 2.6% from 2.1% and the lower but still good coverage ratio of 158.4%.

I. Credicorp Ltd.

Overview

After the improved results reported in 1Q following the change of the functional currency and all efforts to recover profitability, this 2Q captured the impact of the slowdown in our economy which revealed the lowest GDP expansion since the 2009 crisis which reached only 1.9% YoY in the month of May. In this context, Credicorp reported this 2Q14 a 12% drop in net earnings excluding Mibanco, to PEN 582.8 million, leading to a ROAE of 19.9%. Mibanco’s consolidation represented as expected, a marginal contribution to the bottom line bringing net income to US$ 584.7 million, but affecting ROAE more significantly bringing it down to 18.9% for the Q.

Despite the economic slowdown reported, total loans were up 4.3% QoQ, a strong number that reveals a pick-up in lending activity, even after including a contraction in Mibanco’s and BCP’s SME portfolios. However, measuring average daily balances, BCP’s loan book expanded a more modest 2.7% QoQ given that most of the portfolio growth was recorded towards the end of the Q. Furthermore, such expansion was in turn concentrated in the wholesale portfolio (up 3.4% QoQ) since BCP’s SME and the Mibanco portfolios showed rather a contraction in line with the evolution of the Pyme sector and the stricter lending policies implemented, with the exception of Edyficar’s portfolio, which continued showing an excellent evolution and strong growth. This general evolution explains an underlying lower NII expansion.

	Excluding MiBanco			Including MiBanco
Credicorp Ltd.	Quarter		% Change	Quarter		% Change	Year to date
PEN (000)	2Q14	1Q14	QoQ	2Q14	1Q14	QoQ	Jun 14
Net Interest income	1,434,829	1,401,724	2.4%	1,610,499	1,401,724	14.9%	3,012,223
Net provisions for loan losses	(411,624)	(364,600)	12.9%	(480,731)	(364,600)	31.9%	(845,332)
Net interest income after net provisions for loan losses	1,023,205	1,037,123	-1.3%	1,129,768	1,037,123	8.9%	2,166,892
Non financial income	860,015	884,371	-2.8%	873,631	884,371	-1.2%	1,758,002
Insurance services technical result	104,165	97,102	7.3%	104,165	97,102	7.3%	201,267
Medical Services Technical Result	25,242	20,710	21.9%	25,242	20,710	21.9%	45,952
Operating expenses	(1,209,198)	(1,128,212)	7.2%	(1,328,766)	(1,128,212)	17.8%	(2,456,977)
Operating income	803,429	911,095	-11.8%	804,041	911,095	-11.8%	1,715,136
Core operating income	754,973	833,999	-9.5%	755,584	833,999	-9.4%	1,589,583
Non core operating income (1)	48,457	77,096	-37.1%	48,457	77,096	-37.1%	125,553
Translation results	711	(1,002)	-171.0%	581	(1,002)	-158.0%	(421)
Income taxes	(206,327)	(230,815)	-10.6%	(204,934)	(230,815)	-11.2%	(435,749)
Net income	597,814	679,278	-12.0%	599,687	679,278	-11.7%	1,278,965
Minority Interest	15,002	17,154	-12.5%	15,002	17,154	-12.5%	32,156
Net income attributed to Credicorp	582,812	662,125	-12.0%	584,685	662,125	-11.7%	1,246,810
Net income / share (S/.)	7.31	8.30	-12.0%	7.33	8.30	-11.7%	15.63
Total loans	69,154,209	66,055,047	4.7%	73,464,928	70,447,216	4.3%	73,464,928
Deposits and obligations	71,639,332	70,095,771	2.2%	75,611,060	74,533,533	1.4%	75,611,060
Net shareholders' equity	11,972,388	11,450,726	4.6%	12,807,368	11,957,909	7.1%	12,807,368
Net interest margin	5.36%	5.38%		5.71%	5.23%		5.56%
Efficiency ratio	42.7%	40.8%		43.9%	40.8%		42.4%
Return on average shareholders' equity	19.9%	22.8%		18.9%	22.3%		20.2%
ROAE excl. non core income	18.5%	20.8%		17.5%	20.4%		18.6%
Return on average total assets	1.9%	2.3%		1.9%	2.2%		2.1%
ROAA excl. non core income	1.8%	2.1%		1.7%	2.0%		1.9%
PDL ratio	2.39%	2.37%		2.64%	2.59%		2.6%
PDL over 90 days (2)	1.67%	1.63%		1.67%	1.63%		1.67%
NPL ratio (3)	2.96%	2.94%		3.30%	3.27%		3.3%
Coverage of PDLs	152.32%	152.17%		158.4%	161.5%		158.4%
Coverage of NPLs	122.75%	122.62%		126.6%	128.0%		126.6%
Employees	28,150	28,316		31,648	28,316		31,648

(1) At 2T14, PEN 40.8 million correspond to ASB for a compensation received from reinsurers for incurred losses in 2008 and PEN 7.6 million to Prima for a real estate sale and a reversal of tax provisions. At 1T14, PEN 62.7 million and PEN 14.4 million correspond to a gain from a sale of stocks and bonds, respectively.

(2) PDL for BCP without subsidiaries, does not include Mibanco.

(3) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs / Total loans.

In fact, the consolidation of Mibanco’s income this 2Q contributed to the increase reported in income generation bringing total NII up 14.9% and contributing to NIM expansion to 5.7% vs. 5.2% in 1Q. However, and as indicated, excluding Mibanco, NII grew 2.4% mainly thanks to lower interest expense since the portfolio expansion was late in the Q and concentrated in lower margin products.

2

However, a noteworthy re-composition of interest earning assets was registered, in favor of higher yielding assets; such as loans, which represent at the end of June 2014 57% of total assets vs. 56.1% in December 2013 and 53.6% in June 2013. This evolution, together with increasing NIMs works in favor of higher profitability, but that has not been fully reflected in the ROAA because of the persistently high provisions that have affected our SME portfolio and that is expected to finally recede in the coming year. In fact, ROAA suffered in 2013 but recovers already this 1H14 to its levels above 2%, despite the high provisioning reported this first part of the year.

Despite the slowdown in economic activity reported, some early signs of recovery are already visible as loan growth picks-up at the end of the Q (mainly June) and the PDL ratio deteriorated only 2bp to 2.39%, and excluding a particular corporate loan that was briefly reported delinquent (and corrected after the cut-off date of the Q), even dropped 4bps to 2.33%. This is explained by the growth recorded in good quality loans and a slowdown in the deterioration rate of the portfolio. Nevertheless, the impact of the economic slowdown this 1H14 and 2013 is evident in the increased provisions stemming from the harshly affected SME sector, and for this 2Q14, provisions still had to catch up with loans already reported as past due, as there is a natural lag between PDL formation and provisions of up to 120 days. This resulted in a 12.9% increase in provisions for the BCP portfolio, which added to the already expected Mibanco provisions led to a total 31.9% increase in reported provisions. Therefore, NII after provisions increased at a slower pace than NII reaching 8.9% expansion QoQ and even contracted (-1.3%) when excluding Mibanco from these numbers, which explains to a large extent the reported drop in the bottom line.

Non-financial income also shows a -2.8% contraction QoQ (-1.2% excluding Mibanco) as a result of various factors: i) the change in regulation that defers the accrual time of fee income for off-balance sheet transactions that led to a drop this 2Q of fee income at BCP, ii) lower fee income from Prima resulting also from new deferral regulations for upfront fees charged, and iii) lower gains from the sale of securities, since in 1Q a strong gain from the sale of a stake in a large Peruvian corporation was recorded whereas this 2Q a smaller extraordinary income from the recovery of losses related to the 2008 crisis through an insurance policy was included, leaving a large differential in extraordinary income that explains an extensive part of the drop reported in this line.

The insurance business continues showing significantly better performance this 2Q, not only due to improved technical results overall, but also due to tighter cost management (improved combined ratio). Technical results show a strong quarterly aggregate growth of 7.3% while the medical services technical results improved an impressive 21.9% QoQ. The discipline being applied to cost controls and the focus on improving profitability prior to further investments is being effective and supports this evolution.

Following an unusually low level (seasonally affected) of OpEx in 1Q14 that resulted in a low efficiency ratio of 40.8%, this 2Q OpEx were up 7% from the Previous Q, but reached a reasonable level in absolute terms, which however given the drop in income generation resulting from the evolution of the portfolio resulted in an efficiency ratio of 42.7% excluding the effect of Mibanco. However, given the high costs related to the Mibanco acquisition and merger process, the efficiency ratio including Mibanco shows a deteriorated level of 43.9%. On a year to date level however, the efficiency ratio of 42.4% in 1H14 (even including the Mibanco effect) compares favorably to the 43.7% efficiency ratio in 1H13.

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Operating income therefore reflects all these moves and shows an 11.8% contraction which explains the drop in the bottom line and profitability reported. This 2Q, one-offs and non-core income are less relevant and do not affect significantly Credicorp’s results.

Further, both the translation results and tax expense are more in line with Credicorp’s local currency accounting and reporting and do not show any distortions.

As a result of all these evolutions, Credicorp reported total net income excluding Mibanco of PEN 597.8 million, and after minority interests, PEN 582.8 million or EPS of PEN 7.3, which represents a ROAE of 19.9%. When including Mibanco, these results deteriorate as expected reaching a very similar bottom line of PEN 584.7 million, but a lower ROAE of 18.9%. In any event, these are good results given the economic context in which the business is developing, the learning curve and strategic changes being implemented that will set the base for healthy growth in the most important growth sector of the Peruvian economy, in which Credicorp hold today a dominant market share and positioning.

Furthermore, despite this difficult 2Q, year to date results are in line with general expectations for Credicorp, with Net Income of PEN 1.246 billion for 1H14, an improved NIM up to 5.56% from 4.94% last year, an improved efficiency ratio of 42.4% vs. 43.7 % the previous year, and ROAE back at 20.2%, all of which was achieved despite the deterioration in the PDL ratio to 2.6% from 2.1% in the same period of last year and the lower but still good coverage ratio of 158.4%. Even when adjusting net earnings for extraordinary income, which in some cases is a questionable practice given that some of this is recovery of previous business related losses, the ROAE for the 1H of the year, excluding extraordinary items, still reaches 18.6%, and excluding Mibanco, 19.3%, putting us on track for the 20% ROAE the market expects for the year 2014.

Credicorp – The Sum of Its Parts

BCP, excluding Mibanco, reported an excellent performance for the 1H14 reaching net earnings of PEN 909.3 million which represents a ROAE of 22.2% y un ROAA de 1.8%. However, after the outstanding results in 1Q14, the business environment in the country and recorded economic slowdown (+3.2% GDP growth in 1H14), which reached its deepest point in 2Q14 (+2%), did impact negatively BCP’s net income which dropped -9.8% QoQ reaching PEN 431.2 million, with ROAE of 21.5% and ROAA of 1.7%. It is worth noting that the consolidation of Mibanco does not have a significant impact on BCP results, as was expected, but does affect profitability slightly with ROAE dropping to 21.1% in the 1H14 and to 19.9% for the 2Q14.

From these results, it becomes evident that the drop in Credicorp’s bottom line this Q is mainly concentrated in BCP and comes as a result of the tail-end of the economic slowdown that started at the beginning of 2013, which together with a “learning cost” we have incurred in the SME/PYME sector, generated the steep increase in delinquencies and slower portfolio growth, especially of the higher yielding portfolio. However, and as we will see further on, all other subsidiaries of Credicorp performed very well and make up for some of the drop at BCP, and given the circumstances, the year to date performance is very good as a whole with PEN 890 million net earnings contribution from BCP and PEN 1,247 million net earnings at Credicorp for 1H14.

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Earnings contribution to Credicorp	Quarter			% Change		Year to date		% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY	Jun 14	Jun 13	Jun 14 / Jun 13
Banco de Crédito BCP (1)	422,951	466,928	89,859	-9%	371%	889,879	445,344	100%
BCB (2)	19,016	15,481	10,672	23%	78%	34,497	22,748	52%
Edyficar	31,925	27,682	14,160	15%	125%	59,607	34,448	73%
Pacifico Grupo Asegurador	46,432	37,916	14,499	22%	220%	84,349	43,584	94%
Atlantic Security Bank	80,071	29,642	35,367	170%	126%	109,713	75,416	45%
Prima	40,786	38,127	37,740	7%	8%	78,914	67,753	16%
Credicorp Capital (3)	12,105	16,323	3,967	-26%	311%	28,428	20,603	38%
Credicorp Capital Ltd. (4)	6,381	8,925	7,232	-29%	-12%	15,306	16,389	-7%
Credicorp Capital Perú (5)	5,725	7,398	(3,265)	-23%	-275%	13,123	4,214	211%
Credicorp Ltd. (6)	(8,705)	83,872	(32,807)	-110%	-73%	75,167	(28,195)	-367%
Others (7)	(8,956)	(10,684)	(2,524)	-16%	64%	(19,639)	(9,219)	113%
Net income attributable to Credicorp	584,686	662,125	146,100	-12%	300%	1,246,810	615,286	103%

(1) Includes Banco de Crédito de Bolivia and Edyficar.

(2)The figure is lower than the net income of BCB because Credicorp owns 97.7% of BCB (directly and inderectly).

(3) Is the sum of Credicorp Inv. and Credicorp Capital Peru.

(4) Includes Credicorp Inv, which includes IM Trust, Credicorp Capital Individual, Credicorp Capital Colombia and CSI.

(5) Includes Credicorp Capital Peru which includes Credicorp Capital Bolsa, Credicorp Capital Fondos and Credicorp Capital Titulizadora.

(6) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

(7) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

Atlantic Security Bank (ASB) reported net earnings of US$ 28.9 million, equivalent to PEN 80.1, in 2Q14. This represents a significant improvement with regard to ASB’s recurrent results given that it includes extraordinary income of US$ 14.6 million (PEN 40.8 million) relative to reimbursements from reinsurers for a claim on losses incurred during the financial crisis in 2008. ASB also posted an improvement in income stemming from the recovery in the securities market in 2Q14. Earnings this quarter led to a ROAE of 58.3%. If we exclude the losses recovered from the insurance policy, this figure situates at 28.8%, which reflects the high profitability of ASB’s business considering its low level of implicit risk.

The bank’s funds under management, which include client deposits, investments in funds, and custody of financial instruments, totaled US$ 5,811 million at market value in 2Q14. This represents a +6.3% increase with regard to 1Q14 and +15.6% in the YoY comparison.

BCP Bolivia’s net earnings totaled PEN 19.5 million in 2Q14, which represented an increase of 22.8% QoQ. In this context, ROAE reached 18.6%. BCP Bolivia’s contribution to Credicorp was PEN 19.0 million. This was due primarily to: i) a 14.4% QoQ increase in non-financial income due to higher gains on foreign exchange transactions; ii) growth of 3.7% QoQ in net interest income due to loan growth and iii) a 20.0% QoQ drop in income tax paid given that in 2Q14, there were fewer non-deductible expenses than in 1Q14.

These results were in line with the positive evolution of loans, which reported growth of 5.6% QoQ. This improvement was due primarily to the mortgage segment and the fact that delinquency levels and coverage ratios are under control and reached 1.51% and 255.8% respectively.

Edyficar continued to perform in line with our expectations and has posted better results than the local economy and the SME sector in particular. This evolution is reflected in the bank’s loan growth, which tops the ones of its competitors in the sector (+14.1%), and the fact that its portfolio quality ratios are the only ones in the system that have remained stable and can be considered low for the sector (4%). In this context, total loans at the end of 2Q14 were situated at PEN 3,036 million while net interest income rose 7.2%. These results (without including the Mibanco effect) helped generate net earnings of PEN 32.5 million and a ROAE of 25%, contributing to Credicorp in PEN 31.9 million. Nevertheless, if we incorporate the effects of Mibanco, net earnings situate at PEN 32.8 million with a ROAE of 12.3%. (The merger process affects net shareholders’ equity and income given that a capital contribution of PEN 506 million was required to finance the purchase of Mibanco shares and other merger-related expenses). In line with this growth, the number of agencies grew to 199 in 2Q14.

5

Pacífico Insurance Group reported net earnings before minority interest of PEN 47.7 million at the end of 2Q14, which represents a 21.9% improvement over the PEN 39.2 million posted last quarter. In this context, ROAE was situated at 11.0%. This positive evolution in earnings was due to better results at PPS and PV while EPS and the Medical Subsidiaries posted a decline this Q. PPS registered an improvement due to: (i) higher underwriting result thanks to an increase in net earned premiums; a smaller adjustment to reserves; and lower commissions in the Property & Casualty and Vehicle lines, (ii) lower general expenses due to the efficiency programs that are underway, and (iii) a decrease in income tax due to an extraordinary adjustment in 1Q14. Further, the improvement registered by PV was thanks to: (i) an improvement in the underwriting result due to higher premium turnover in all business lines; a lower reserve ratio; and lower claims, as well as (ii) higher financial income due to net interest income increases related to adjustments for inflation. However, lower underwriting results at Pacifico’s EPS resulted from a seasonal increase in claims, while the drop in the medical subsidiaries’ results was due to higher general expenses resulting from start-up costs at a new medical center.

In the second quarter of 2014, net earnings at Prima AFP totaled PEN 40.8 million, which represents a 7.0% increase with regard to the last quarter’s figure. In this context, ROAE was situated at 34.8%. This result was due primarily to: i) a real estate sale, which generated earnings of PEN 5.6 million, which offset the income deferral taken in May for PEN 5.4 million following SBS rules, and ii) the reversal of PEN 2.0 million in income tax for 2013. If we isolate the aforementioned extraordinary effects, ROAE situates still at a very high 32.2% at the end of 2Q.

Prima AFP’s funds under management at the end of 2014 totaled PEN 34,670 million. This figure represents growth of 5.3% QoQ, which means the company managed 32.0% of the System’s total funds at quarter-end.

Credicorp Capital’s net consolidated result in 2Q14 fell 26% to total PEN 12.2 million. This represents a still low ROAE of 7.4%. The drop in earnings this quarter was due to a lag in economic activity, which led to a drop in fee income generation. In this context, net non-financial income fell 2% to close at PEN 116.7 million for 2Q14, reflecting a less favorable QoQ evolution of the Asset Management business, which captured less income after clients migrated to conservative funds that charge lower commissions; lower Corporate Finance fees compared to the excellent numbers in 1Q due to mid-term operations; as well as higher operating expenses due to short term incentives for earnings generation.

The Credicorp Ltd. line mainly includes provisions for income tax on dividends from BCP and PPS and other expenses at the holding level. Nevertheless, in 2Q14 income dropped considerably given that in 1Q14, we registered income from the sale of a share package that was liquidated to finance the acquisition of Mibanco. At the end of 2Q14, the net result fell to PEN – 8.7 million due to income tax provisions.

The Others account includes mainly the results of Grupo Crédito, which is responsible for managing initiatives such as Tarjeta Naranja (which still accounts for the majority of reported losses) and the fiduciary business. In 2Q14, the results remained negative and losses totaled PEN – 7.1 million.

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Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
PEN (000)	Jun 14	Mar 14	Jun 13	Jun 14 / Mar 14	Jun 14 / Jun 13
Capital Stock	1,385,849	1,400,638	1,379,986	-1.1%	0.4%
Legal and Other capital reserves (1)	9,288,799	9,314,193	8,051,319	-0.3%	15.4%
Minority interest (2)	538,564	590,636	291,113	-8.8%	85.0%
Loan loss reserves (3)	1,036,969	993,544	821,541	4.4%	26.2%
Perpetual subordinated debt	699,000	702,000	632,905	-0.4%	10.4%
Subordinated Debt	4,268,816	4,313,010	3,567,314	-1.0%	19.7%
Investments in equity and subordinated debt of financial and insurance companies	(482,109)	(482,862)	(516,053)	-0.2%	-6.6%
Goodwill	(1,254,236)	(1,254,726)	(1,006,028)	0.0%	24.7%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	15,481,651	15,576,434	13,222,097	-0.6%	17.1%

Tier I (5)	9,197,001	9,265,997	7,875,110	-0.7%	16.8%
Tier II (6) + Tier III (7)	6,284,650	6,310,437	5,346,988	-0.4%	17.5%

Financial Consolidated Group (FCG) Regulatory Capital Requirements	11,844,509	11,434,540	9,477,982	3.6%	25.0%
Insurance Consolidated Group (ICG) Capital Requirements	879,268	874,590	810,338	0.5%	8.5%
FCG Capital Requirements related to operations with ICG (8)	(140,607)	(117,156)	(154,401)	20.0%	-8.9%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	12,583,170	12,191,973	10,133,919	3.2%	24.2%
Regulatory Capital Ratio (A) / (B)	1.23	1.28	1.30	-3.7%	-5.7%
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 8,071 MM) and optional capital reserves (PEN 1,217 MM).

(2) Minority interest includes Tier I PEN 536.5 MM and Tier II PEN 2.1MM minority interests.

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest- goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + Tier II minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

As the table indicates, in general terms Credicorp has maintained a comfortable capitalization level as a holding that is equivalent to 1.23 times the capital required by the Peruvian regulator. This ratio falls below the figure reported at the end of 1T14, mainly because of the +3.2% QoQ increase in the regulatory capital requirements and -0.6% QoQ reduction of regulatory capital. The latter is the result of:

i)	-8.8% QoQ decrease in minority interest, in line with the acquisition of an additional 6.5% of Mibanco’s shares, in April;
ii)	a reduction in subordinated debt (-1% QoQ), primarily associated with the reduction of amount that can be recognize as regulatory capital of the two local subordinated bonds due in 2016; and
iii)	the evolution of capital QoQ (-1.1%), which is reduced due the higher deduction related to Credicorp’s shares hold in relation to the stock awards program.

Year over year, Credicorp decreased its capitalization level from 1.30 Credicorp in 2Q13 to 1.23 in 2T14; however, this level is above the required by the regulator and our internal levels. It is important to note the significant growth of + 24.2% YoY in the total regulatory capital requirements was offset by the +17.1% YoY expansion of regulatory capital, primarily as a result of the constitution of legal and other capital reserves (+ 15.4% QoQ)

Additionally, it is also important to note that the Tier 1 represents 59.4% of Credicorp’s total regulatory capital (similar to 59.5% in 1Q14).

The table shows that the majority of the capital requirement (94.1%) is associated with its financial business, and in particular 76.2% of the group’s total regulatory capital requirement is concentrated in BCP.

Also, Credicorp’s income generation, coupled with the corporation’s policies on retained earnings, dividend payments, capitalization of earnings and reserve building, has allowed Credicorp to build a comfortable capital reserve to support its business expansion.

Finally, Credicorp holds approximately PEN 1,387 million in liquid investments that can be used at any time to strengthen its regulatory capital, which involves a capital buffer of 11% and would turn the regulatory capital ratio to 1.36.

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II. Banco de Crédito del Perú Consolidated

	Exlcluding Mibanco			Including Mibanco
Banco de Credito and Subsidiaries	Quarter		% Change	Quarter		% Change	Year to date
PEN (000)	2Q14	1Q14	QoQ	2Q14	1Q14	QoQ	Jun 14
Net interest income	1,331,792	1,290,997	3.2%	1,507,462	1,290,997	16.8%	2,798,459
Total provisions for loan loasses	(411,929)	(365,020)	12.9%	(481,036)	(365,020)	31.8%	(846,056)
Net interest income after net provisions for loan losses	919,863	925,977	-0.7%	1,026,426	925,977	10.8%	1,952,403
Non financial income	628,715	610,908	2.9%	642,331	610,908	5.1%	1,253,240
Operating expenses	(943,131)	(869,264)	8.5%	(1,062,699)	(869,264)	22.3%	(1,931,963)
Operating income	605,447	667,621	-9.3%	606,058	667,621	-9.2%	1,273,680
Core operating income	605,447	667,621	-9.3%	606,058	667,621	-9.2%	1,273,680
Non core operating income	-	-	-	-	-	-	-
Translation results	(1,068)	(1,947)	-45.2%	(1,198)	(1,947)	-38.5%	(3,145)
Income taxes	(171,442)	(186,813)	-8.2%	(170,049)	(186,813)	-9.0%	(356,862)
Net income	431,205	478,118	-9.8%	433,079	478,118	-9.4%	911,198
Net income / share (PEN)	0.091	0.101	-9.8%	0.092	0.101	-9.4%	0.193
Total loans	67,085,360	63,929,831	4.9%	71,396,079	68,322,000	4.5%	71,396,079
Deposits and obligations	68,122,764	66,467,179	2.5%	72,094,492	70,904,940	1.7%	72,094,492
Net shareholders' equity	8,102,851	7,972,640	1.6%	8,937,830	8,479,823	5.4%	8,937,830
Net financial margin	5.53%	5.50%		5.90%	5.33%		5.71%
Efficiency ratio	47.2%	44.7%		48.5%	44.7%		46.7%
Return on average equity	21.5%	23.5%		19.9%	22.8%		21.1%
Return on average total assets	1.7%	1.9%		1.6%	1.9%		1.8%
PDL ratio	2.46%	2.45%		2.72%	2.67%		2.72%
NPL ratio (1)	3.05%	3.04%		3.40%	3.37%		3.40%
Coverage ratio of PDLs	152.4%	152.2%		158.4%	161.6%		158.4%
Coverage ratio of NPLs	122.8%	122.6%		126.6%	128.0%		126.6%
BIS ratio	14.58%	15.07%		14.58%	15.07%		14.58%
Branches (2)	420	415		420	415		420
Agentes BCP (2)	5,394	5,653		5,394	5,653		5,394
ATMs (2)	2,175	2,153		2,175	2,153		2,175
Employees	23,420	23,510		26,918	23,510		26,918

(1) NPLs: Non-performing lons = Past due loans + Refinanced and restructured loans. NPL Ratio = NPLs / Total loans.

(2) BCP without subsidiaries.

BCP, without Mibanco, posted excellent performance in 1H14 with net income of PEN 909.3 million, which led to a ROAE of 22.2% and ROAA of 1.8%. After achieving outstanding results in 1Q14, the current slowdown in the Peruvian economy growth (+3.2% GDP growth estimated for 1H14), which accentuated in 2Q (estimated +2.0%), led net income in 2Q14 to fall slightly by -9.8% QoQ to situate at PEN 431.2 million with a ROAE of 21.5% and ROAA of 1.7%. It is important to note that, as expected, the effect of the consolidation of Mibanco is not significant as is reflected in the ROAE of 21.1% in 1H14 and 19.9% in 2Q14.

In terms of BCP’s net income (without Mibanco) for 2Q14, it is important to note:

i)	+3.2% growth QoQ and +20.8% YoY in NII due to higher interest on loans following an expansion of 2.7% QoQ and 16.9% YoY in average daily loan balances as well as lower interest expenses relative to derivative instruments.

ii)	The +2.8% QoQ and 20.4% YoY increase in non-financial income, which was due primarily to higher gains on sales of securities and foreign exchange transactions. This helped offset the slight decline in fee income, which was in large part attributable to the adoption of SBS requirements (IFRS) that require the deferral of fee income for letters of guarantee from April 2014 onwards.

The aforementioned helped attenuate:

i)	The +12.9% QoQ increase in loan provisions, which was primarily due to the assimilation of the PDL portfolio from the SME, credit card and consumer segments, which get 100% provisioned at 120 days past due, on average; and, to a much lesser extent, due to new entries in the PDL portfolio, although the latter has decelerated as we will explain in section II.4 PDL portfolio and Provisions.

ii)	The +8.5% QoQ increase in operating expenses. It is important to consider, however, that this increase is partially due to the fact that the expense level in 1Q is the lowest in the year due to seasonality. The positive effects of the efficiency projects are evident in the improvement posted in the efficiency ratio in 1H14 and the deceleration in the increase registered in total operating expenses without including “Other Expenses,” which grew +9.7% in 1H14 versus growth of +17.1% in 1H13.

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This quarter, BCP’s interest earning assets, without Mibanco, expanded +2.6% QoQ due to +4.9% growth in total loans and 70.8% in held-to-maturity investments. Once again, the portfolio’s composition was recomposed to favor more profitable options such as loans and held-to-maturity investments, which increased their share of total interest earning assets QoQ from 68.7% in 1Q14 to 70.7% in 2Q14.

In the case of loans, growth was reflected mainly in the Wholesale Banking portfolio, which measured in average daily balances expanded +3.4% QoQ. This expansion was led by dynamism in Corporate Banking. In terms of held-to-investment maturities, the increase is attributable to BCP’s asset and liability management strategy, which looks to ensure mid-term margins.

The excellent evolution and re-composition of interest-earning assets and higher growth in NII (with regard to the increase in the average interest-earning assets) led to a 3bps improvement in NIM (without Mibanco), which rose from 5.50% at the end of 1Q14 to 5.53% in 2Q14, and a 10 bps increase in the loan NIM, which was 8.28% in 1Q14 versus 8.38% at the end of 2Q14. If we consolidate Mibanco the improvement is even more significant given that the global NIM and loan NIM rise 57 bps and 92 bps respectively, which is in line with this institution’s higher margins for its loan portfolio.

The good evolution of BCP’s NII (without Mibanco) was due to the +1.9% QoQ expansion in interest income and the -6.0% QoQ decrease in interest expenses. The evolution of in interest income was satisfactory (+1.4% QoQ) and is in line with the +2.7% QoQ growth posted in average daily balances but does not, nonetheless, completely reflect the +4.9% QoQ expansion seen in quarter-end balances, which grew toward the end of the quarter.

In terms of interest expenses, BCP’s funding cost (without Mibanco) was situated at 1.92% in 2Q14 (vs. 2.04% in 1Q14). This was attributable to the use of alternative funding sources other than deposits whose costs may, in some cases, be even lower. The aforementioned has helped maintain loan expansion at a higher rate than the growth of deposits (+2.5% QoQ and + 9.5% YoY), which explains a higher loan-deposit ratio in 2Q14 of 98.5% (vs. 96.2% in 1Q14 and 92.5% in 2Q13). If we include Mibanco in BCP’s results, the cost is situated at 2.04% given that this organization’s funding cost is higher. It is important to note that the funding cost, which posted an upward trend until 2013 due mainly to the need to capture funding in FC in the international market, reversed in 2014 due to access to alternative sources in LC that are less costly as mentioned above.

With regard to portfolio quality, the PDL ratio (without including Mibanco) increased +1 bps to situate at 2.46%, which reflects a significant deceleration in growth in delinquency. It is important to note that if we exclude Wholesale Banking’s past due loans (regularized in the month of July), the PDL ratio falls to 2.40% at the end of 2Q14, which represents a drop of -5 bps QoQ. The 90-day PDL ratio was situated at 1.67%, which is 4 bps higher than 1Q14’s ratio, which also reflects a deceleration given that this ratio increased 10 bps in 1Q14. The NPL ratio was situated at 3.05% at the end of 2Q14, which represents a slight increase of +1 bps with regard to 1Q14.

Finally, the BIS capital adequacy ratio (for BCP Individual, based on results in Peru GAAP) increased slightly from 14.46% to 15.07%. Although the Tier 1 ratio fell slightly, going from 10.02% in 1Q14 to 9.72% in 2Q14, TIER 1 Common Equity, which is considered a more rigorous indicator of capitalization levels, registered a QoQ improvement, going from 6.92% in 1Q14 to 7.18% in 2Q14 due to the increase in net income of 2014.

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II.1 Interest-Earning Assets

BCP’s interest-earning assets (without Mibanco) increased +2.6% QoQ and +9.4% YoY due to an expansion in more profitable assets, in particular, loans and held-to-maturity investments.

Interest earning assets	Quarter			% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY
BCRP and other banks	18,891,599	19,080,269	17,399,315	-1.0%	8.6%
Interbank funds	297,004	498,207	209,732	-40.4%	41.6%
Trading securities	1,717,501	1,311,669	311,390	30.9%	451.6%
Securities available for sale	9,380,457	10,690,359	13,100,632	-12.3%	-28.4%
Held to maturity	1,760,575	1,030,884	686,049	70.8%	156.6%
Total loans	71,396,079	68,322,000	57,551,843	4.5%	24.1%
Total interest earning assets	103,443,215	100,937,388	89,258,961	2.5%	15.9%
Total interest earning assets excluding Mibanco	97,619,199	95,162,461	89,258,961	2.6%	9.4%

If we analyze BCP’s interest-earning assets (without Mibanco), growth of +2.6% QoQ is evident. This improvement was due to a 4.9% QoQ increase in total loans, and in the Wholesale Banking portfolio in particular, which measured in average daily balances expanded +3.4% QoQ. Growth in this portfolio was led by dynamism in Corporate Banking, as we will explain later in the text.

The increase in held-to-maturity investments was due to higher investment in Peruvian government bonds. This was in turn attributable to BCP’s strategy for asset and liability management, which seeks to ensure margins in the mid-term. In line with the aforementioned, a QoQ decrease in investments available for sale was recorded due to a decrease in investments in BCRP Certificate of Deposits.

It is important to note that the portfolio has recomposed to favor more profitable assets such as loans and held-to-maturity investments, whose share of total interest earning assets increased QoQ, going from 68.7% in 1Q14 to 70.7% in 2Q14. This re-composition is more evident in the YoY analysis given that in 2Q13, these assets represented 65.2% of total interest earning assets.

If we include Mibanco in the analysis of interest-earning assets, growth was situated at +2.5%. This is similar to the results provided above and was due mainly to a +4.5% QoQ increase in total loans, followed by a +70.8% expansion in held-to-maturity investments and an increase of +30.9% QoQ in trading securities, which reflects higher investment in corporate bonds.

Loan Portfolio

The following graph shows the evolution of quarter-end balances and average daily balances of the loan portfolio during the past year:

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At the end of 2Q14 BCP’s quarter-end balance of total loans (without including Mibanco) totaled PEN 67,085 million, which represented growth of +4.9% QoQ and +16.6% YoY. The analysis of the evolution of average daily balances reveals less growth QoQ (+2.7%) given that the majority of loan expansion in Wholesale Banking loans took place in the month of June, as we will explain later. The YoY evolution shows an increase of +16.9% of average daily balances.

Given that loan expansion took place primarily at the end of the quarter, growth in net interest income this Q is in line with the evolution of average daily balances rather than quarter-end balances, as we will explain later in the text.

BCP’s total loans (including Mibanco) amounted to PEN 71,396 million, which represented growth of +4.5% QoQ and +24.1% YoY.

Average Daily Balances

	TOTAL LOANS (1)
	(Expressed in PEN million)
	2Q14	1Q14	2Q13	QoQ	YoY
Wholesale Banking	31,035	30,002	25,350	3.4%	22.4%
Corporate	19,790	18,889	16,028	4.8%	23.5%
Middle Market	11,245	11,112	9,322	1.2%	20.6%
Retail Banking	28,200	27,821	25,744	1.4%	9.5%
SME	6,921	6,986	6,685	-0.9%	3.5%
Business	2,517	2,459	2,379	2.4%	5.8%
Mortgages	10,247	10,012	9,021	2.3%	13.6%
Consumer	5,555	5,469	5,094	1.6%	9.0%
Credit Cards	2,959	2,896	2,566	2.2%	15.3%
Edyficar	2,878	2,677	2,144	7.5%	34.2%
Bolivia	3,021	2,925	2,485	3.3%	21.5%
Otros (2)	444	421	371	5.5%	19.8%

Consolidated total loans	65,577	63,846	56,094	2.7%	16.9%

(1) Average daily balance.

(2) Includes Work Out Unit and other banking.

Source: BCP

The quarterly evolution of average daily balances shows the dynamism of Wholesale Banking loans, which expanded +3.4% QoQ due to +4.8% growth in the Corporate Banking portfolio and a +1.2% increase in the Middle-Market Banking portfolio.

Loan growth in Corporate Banking is due mainly to an increase in loans for working capital and mid and long term financing. If we analyze growth by currency and in terms of average daily balances, LC loans increased +12.6% QoQ, which was mainly attributable to mid and long term financing that was disbursed in the month of June. FC loans increased +1.8% QoQ, which was basically due to more loans for working capital in the months of May and June of 2014.

Growth in Middle-Market Banking expanded primarily in LC (+7.0% QoQ) and was attributable in large part to mid and long term financing; this Q, FC loans posted a slight decrease of -0.4% QoQ.

The Retail Banking portfolio experienced growth of +1.4% QoQ that was due to:

i)	The Mortgage Segment grew +2.3% QoQ due to +5.5% expansion in the LC portfolio while FC loans fell -2% QoQ, which reflects the on-going process of de-dollarization evident in 2Q13. Mivivienda loans grew +4.3% QoQ and represented 16.3% of the Mortgage portfolio at quarter-end, which is slightly higher than the 16% registered in 1Q14.

ii)	The Consumer segment posted moderate growth of +1.6% QoQ. If we analyze the evolution by currency type, we find growth of +1.8% QoQ in the LC portfolio and expansion of +1.6% QoQ in the FC portfolio. This continues to reflect the de-dollarization process underway since 2Q13.

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iii)	The Credit Card segment expanded +2.2% QoQ. Nevertheless, higher expansion was registered this quarter in this segment’s FC portfolio (+3.8% QoQ) than in its LC component (+2.1% QoQ) due to Private Banking clients. LC loans maintained a stable share in the portfolio with 88.8% of total loans in 2Q14 (88.9% in 1Q14). It is also important to note the increase in the FC portfolio represents only 0.4% of total loans in the Credit Card segment.

iv)	The positive evolution of the Mortgage, Consumer, and Credit Card segments helped offset the slight -0.9% QoQ decline in the SME portfolio due to a -3% QoQ decline in the FC portfolio and a -0.6% QoQ drop in the LC portfolio. The aforementioned was due to the application of a more rigorous model that seeks to do business with clients with better risk ratings until the Bank fully assimilates the impact of pre-adjustment vintages (prior to November 2013).

Edyficar’s portfolio experienced a significant +7.5% increase QoQ in average daily balances and maintained the excellent dynamism that has come to characterize its business. It is important to note that Edyficar’s loan growth is higher than the System’s and has been accompanied by an increase in the number of clients QoQ and YoY with particularly noteworthy growth QoQ in the number of banked clients (clients that are incorporated into the banking system). BCP Bolivia grew +3.3% QoQ, which was in line with portfolio expansion in its Retail Banking portfolio, which will be explained later in the text.

In the YoY evolution, average daily loan balances grew +16.9% due to the excellent performance of Wholesale Banking (+22.4% YoY) and a particularly noteworthy increase in the LC-denominated portfolio (+96.9% YoY). In Retail Banking (+9.5% YoY), solid growth was seen in all loan segments with noteworthy expansion in Mortgage, Consumer, and Credit Card loans. Finally, Edyficar registered an increase of +34.2% YoY while BCP Bolivia posted growth of +21.5% YoY.

Average Daily Balances

	DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)
	(Expressed in PEN million)					(Expressed in US$ million)
	2Q14	1Q14	2Q13	QoQ	YoY	2Q14	1Q14	2Q13	QoQ	YoY
Wholesale Banking	10,104	9,128	5,131	10.7%	96.9%	7,502	7,429	7,434	1.0%	0.9%
Corporate	6,763	6,006	3,158	12.6%	114.2%	4,669	4,585	4,733	1.8%	-1.3%
Middle Market	3,342	3,122	1,973	7.0%	69.4%	2,833	2,844	2,701	-0.4%	4.9%
Retail Banking	20,549	20,052	17,841	2.5%	15.2%	2,742	2,765	2,905	-0.8%	-5.6%
SME	6,200	6,237	5,909	-0.6%	4.9%	259	267	285	-3.0%	-9.4%
Business	782	717	606	9.2%	29.1%	622	620	652	0.3%	-4.6%
Mortgages	6,536	6,198	5,009	5.5%	30.5%	1,330	1,357	1,475	-2.0%	-9.8%
Consumer	4,402	4,327	4,057	1.8%	8.5%	413	407	381	1.6%	8.4%
Credit Cards	2,629	2,575	2,260	2.1%	16.3%	119	114	112	3.8%	5.7%
Edyficar	2,853	2,652	2,117	7.6%	34.8%	9	9	10	-1.5%	-11.6%
Bolivia	-	-	-	-	-	1,083	1,041	913	4.0%	18.5%
Otros (2)	163	160	139	1.4%	16.6%	101	93	85	8.7%	18.7%

Consolidated total loans	33,668	31,992	25,228	5.2%	33.5%	11,437	11,337	11,348	0.9%	0.8%

(1) Average daily balance.

(2) Includes Work Out Unit and other banking.

Source: BCP

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Market Share in loans

At the end of May 2014, BCP consolidated continued to lead the market with a 33.1% share of total loans, which is more than 10 percentage points above the result of its closest competitor.

Retail Banking maintained its market share and leadership in the majority of its segments at the end of May with the exception of the Credit Card segment, where it ranked second. It is important to note that BCP’s share (without Mibanco) remained stable from March to May 2014. If we include Mibanco, the increase was 36.1%.

Wholesale Banking is consolidating its leadership in the market and has increased its share of both the Corporate Banking and Middle-Market Banking segments, going from 43.4% and 32.9% respectively in March 2014 to 44.4% and 33.1%, respectively, in June 2014.

Dollarization

An analysis of the evolution of dollarization (in quarter-end balances) shows that LC’s share of total loans decreased QoQ but increased YoY, going from 44.7% in 2Q13 and 53.7% in 1Q14 to 52.4% in 2Q14. The quarterly evolution reflects the fact that expansion in the FC portfolio, which was led by Corporate Banking, was registered primarily in the month of June.

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II. 2 Funding

BCP’s funding cost (without Mibanco) was situated at 1.92% in 2Q14 (vs. 2.04% in 1Q14). This was attributable to the use of alternative funding sources other than deposits, some of which imply even lower costs. The aforementioned helped maintain the pace of loan growth (+ 4.9% QoQ and +16.6% YoY, without Mibanco) despite a lower increase in deposits (+2.5% QoQ and + 9.5% YoY). This last factor explains the increase posted in the loan/deposit ratio, which was situated at 98.5% at the end of 2Q14 (vs. 96.2% in 1Q14 and 92.5% in 2Q13). If we include Mibanco in BCP’s results, the cost is situated at 2.04% given that the former’s funding cost is higher.

Funding	Quarter			% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY
Non-interest bearing deposits	18,393,882	18,110,179	15,012,543	1.6%	22.5%
Demand deposits	3,996,196	3,830,395	3,771,209	4.3%	6.0%
Saving deposits	19,036,056	19,690,923	16,460,491	-3.3%	15.6%
Time deposits	23,314,183	22,791,626	20,464,600	2.3%	13.9%
Severance indemnity deposits (CTS)	7,148,162	6,251,380	6,307,951	14.3%	13.3%
Interest payable	206,014	230,439	202,329	-10.6%	1.8%
Total customer deposits	72,094,493	70,904,942	62,219,123	1.7%	15.9%
Total customer deposits excl. Mibanco	68,122,765	66,460,330	62,219,123	2.5%	9.5%

Due to banks and correspondents	13,674,528	12,613,264	11,281,346	8.4%	21.2%
Bonds and subordinated debt	12,263,511	12,294,925	11,596,063	-0.3%	5.8%
Other liabilities	2,085,196	2,435,919	2,461,798	-14.4%	-15.3%

Total funding	100,117,728	98,249,050	87,558,330	1.9%	14.3%
Total funding excl. Mibanco	94,893,022	92,652,433	87,558,330	2.4%	8.4%

Cost of funding	2.04%	1.98%	2.34%
Cost of funding excl. Mibanco	1.92%	2.04%	2.34%

Funding Cost

BCP’s funding cost1 (without Mibanco) fell again this quarter to situate at 1.92% in 2Q14 (vs 2.04% in 1Q14 and 2.34% in 2Q13). This drop was due to an increase in the use of alternative funding sources that are, in some cases, even cheaper than deposits, such as REPOs with BCRP and the CDs issued in 2Q14. It is important to note that the cost of deposits should also consider the implicit cost of legal reserve requirements. If we include Mibanco’s figures, the funding cost increases slightly to 2.04% given that this institution’s funding cost is higher.

At the end of 2Q14, the loan/deposit ratio in LC fell slightly to situate at 101.9% (vs.103.5% in 1Q14) while the corresponding ratio of FC increased to 95.2% (vs. 89.5% in 1Q14). It is important to note that the loan/deposit ratios in LC and FC are still at reasonable levels and are within the parameters set by the Bank’s policy for asset and liability management. In fact, these ratios are lower than any of those posted by the main banks in the Peruvian system. Moreover, the Bank’s asset and liability management prioritizes maintaining a low funding cost, which has been achieved in the last few quarters by using the aforementioned funding alternatives.

1 1The funding cost is calculated with the following formula:

* Uses the average initial balance and the closing balance of total liabilities (without including other liabilities) for the period

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Funding – Structure and Cost (excluding Mibanco)

An analysis of the evolution of the funding structure reveals that deposits’ share of total funding has remained relatively stable over the past 4 years, representing between 73% and 75% of total funding.

Nevertheless, it is important to note that the funding cost, which registered an upward trend until 2013 that was primarily attributable to the need to capture funding in FC from the international market, reported a reverse trend in 2014 after the Bank secured alternative, less costly sources in LC as explained above.

Although the loan/deposit ratio has experienced an upward trend in the past few years due to higher growth in loans than in deposits, this is not a matter of concern due to the fact that the pace of loan expansion has not been affected by lower growth in deposits since it has been accompanied by alternative funding. Lower rates of loan expansion, particularly in Retail Banking loans, are attributable to the slight deceleration in economic activity and, moreover, to the adjustments being made to the SME business model.

The following graph shows the evolution of the loan/deposit ratio by currency type:

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Finally, if we the loan/deposit ratio is analyze by currency type it is evident that, unlike previous years in which the FC loan/deposit ratio was significantly higher than that corresponding to LC, in 2014 the LC ratio posted a significant increase due to lower growth in LC deposits. Nevertheless, it is important to remember that at the end of 2Q14, both ratios were situated at similar and reasonable levels.

Deposits

An analysis of the evolution of deposits indicates that deposits remain the main source of funding and represent 73.5% of total funding (74% in 1Q14). In the QoQ evolution (+1.7%) larger growth is evident in LC deposits (+3.2% QoQ) than in FC deposits (+0.2% QoQ). In the first case, this was a result of the evolution of CTS deposits (+14.3%) and time deposits (+2.3% QoQ), which was attenuated by the -3.3% QoQ decrease in savings deposits. It is also important to note the lower growth in total deposits is due to a decline in Mibanco’s deposits (-10.5% QoQ), which is part of the strategy in place for this funding source and is in line with the drop in total loans.

The +14.3% QoQ increase in CTS deposits (57% denominated in LC) was essentially due to payments that are made every May. Time deposits grew +2.3% QoQ due to more deposits in LC from corporate clients given that our currency has been more stable thus far this year. The aforementioned was partially offset by a -3.3% QoQ increase in savings deposits, which is due to the fact that in 1Q14, these deposits reported seasonal growth that was associated with statutory profit sharing.

In annual terms, deposits grew +15.9%. This was due primarily to the +23.5% increase in non-interest bearing deposits and +13.9% expansion in time deposits, both of which were associated with the incorporation of deposits corresponding to Mibanco. If we exclude Mibanco from the analysis, growth in deposits is situated at +9.5% YoY, which is attributable to a decrease in time deposits in local currency.

Other sources of funding

The increase in other funding sources (+2.5% QoQ) was due primarily to an increase in due to banks and correspondents (+8.4% QoQ). This growth was mainly attributable to REPO transactions with BCRP for PEN 517.9 million and higher debt with the Bank of Montreal for PEN 217.6 million, both of which are part of the Bank’s strategy to improve liquidity in local currency to cover LC loan growth. The REPO transactions with BCRP constitute one of the alternative sources of funding that has allowed the Bank to improve its overall funding cost.

In annual terms, the evolution of due to banks and correspondents (+21.2%) was due primarily to: (i) REPOS with the BCRP for PEN 817 million; new debt with Commerzbank for PEN 391.4 million and with the Bank of Montreal for PEN 329.9 million; and, to a lesser extent, to (ii) the incorporation of Mibanco’s debt. The bonds and subordinated debt line increased 5.8% YoY due to the re-opening of Subordinated Note 2027 for PEN 559.2 million.

Market share in deposits

At the end of May 2014, BCP maintained its traditional leadership in the deposit market with a 31.0% share. Accordingly, the Bank continued to lead the market for different types of deposits in both LC and FC.

Market share by type of deposit and currency

	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	37.8%	38.3%	20.8%	37.5%
FC	31.0%	38.7%	34.3%	50.0%

LC: Local Currency

FC: Foreign Currency

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Deposit Dollarization

LC deposits’ share of total deposits increased from 49.5% at the end of 1Q14 to 50.3% at the end of 2Q14. This increase was due to growth in CTS deposits, which are primarily denominated in local currency. The YoY evolution reveals a dollarization process that is reflected in the fact that ME’s share of total deposits registered an increase of 440 bps.

Mutual Funds

Mutual funds in Credicorp Capital Fondos Peru grew +2.9% QoQ. This was mainly attributable to higher balances due to market recovery in the first two months of the quarter. This allowed Credifondo to maintain market leadership with a 40.5% share of total FuMs. An increase was evident in the number of affiliates to Credicorp Capital Fondos Perú, which totaled 90,210 at the end of 2Q14 (87,306 at the end of 1Q14 and 85,378 at the end of 2Q13). This growth was attributable to the strategy for new accounts, which provides easier access (lower minimum amounts) to our products.

Credifondo Bolivia, despite low liquidity in the Bolivian financial system this quarter, closed commercial deals with strategic clients and took advantage of the higher yields posted by its funds. In this context, Credifondo Bolivia increased its portfolio under management (+5.1%) and its market share.

Mutual funds	Quarter			% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY
Mutual funds in Perú	6,740,754	6,549,518	7,085,208	2.9%	-4.9%
Mutual funds in Bolivia	194,897	185,419	197,091	5.1%	-1.1%
Total mutual funds	6,935,651	6,734,937	7,282,299	3.0%	-4.8%

II.3 Net Interest Income (NII)

BCP’s net interest income grew +3.2% QoQ and +20.8% YoY due to higher interest income on loans due to the evolution of loans as measured in average daily balances and lower interest expenses for derivative instruments. Higher growth in NII than that seen in the average interest earning assets (+2.6%) led to an improvement in NIM (without Mibanco) from 5.50% at the end of 1Q14 to 5.53% at the end of 2Q14.

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Net interest income	Quarter			% Change		Year to date		% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY	Jun 14	Jun 13	Jun 14 / Jun 13
Interest income	2,014,370	1,757,227	1,617,815	14.6%	24.5%	3,771,597	3,171,367	18.9%
Interest on loans	1,902,293	1,620,472	1,483,033	17.4%	28.3%	3,522,765	2,880,252	22.3%
Interest and dividends on investments	-	25,576	(42)	-100.0%	-100.0%	25,576	18,234	40.3%
Interest on deposits with banks	13,958	11,452	21,129	21.9%	-33.9%	25,410	49,477	-48.6%
Interest on trading securities	95,293	96,871	112,115	-1.6%	-15.0%	192,164	219,817	-12.6%
Other interest income	2,826	2,856	1,580	-1.1%	78.9%	5,682	3,587	58.4%
Interest expense	506,908	466,230	514,916	8.7%	-1.6%	973,138	1,003,995	-3.1%
Interest on deposits	187,493	141,463	187,422	32.5%	0.0%	328,956	390,123	-15.7%
Interest on borrowed funds	120,933	109,060	97,349	10.9%	24.2%	229,993	188,798	21.8%
Interest on bonds and subordinated note	161,487	158,028	177,637	2.2%	-9.1%	319,515	328,605	-2.8%
Other interest expense	36,995	57,679	52,508	-35.9%	-29.5%	94,674	96,469	-1.9%
Net interest income	1,507,462	1,290,997	1,102,899	16.8%	36.7%	2,798,459	2,167,372	29.1%
Net interest income excl. Mibanco	1,331,792	1,290,997	1,102,899	3.2%	20.8%	2,622,789	2,167,372	21.0%
Average interest earning assets	102,190,303	96,800,753	87,920,375	5.6%	16.2%	98,053,666	85,426,088	15.4%
Average interest earning assets excl. Mibanco	96,390,831	93,913,290	87,920,375	2.6%	9.6%	95,141,659	85,426,088	11.4%
Net interest margin *	5.90%	5.33%	5.02%			5.71%	5.07%
Net interest margin excl. Mibanco *	5.53%	5.50%	5.02%			5.51%	5.07%

*Annualized.

Interest income

The evolution of BCP’s interest income (without Mibanco) was satisfactory (+1.4% TaT). Nonetheless, this figure does not completely reflect the solid growth posted in average daily balances, which expanded +2.7% QoQ, given that loan expansion was led by Wholesale Banking (+3.4% QoQ) and Corporate Banking in particular (+4.8% QoQ), which have lower margins in line with their risk profiles. In Retail Banking, and the SME segment in particular, the drop in loans was due to a strategy to originate less risky loans and the fact that commercial activity decelerated, which led to lower demand in the system and a subsequent decline in net interest income this quarter. If we incorporate Mibanco’s results, interest income on loans reported excellent growth of +17.4% QoQ and contributed to the +14.6% evolution of total interest income.

It is important to note that this growth of +17.4% in interest income on loans was somewhat offset by lower dividends on investments (-100% QoQ), which was due primarily to the fact that dividend income from investments is posted in the first quarter every year. This year, the dividend on a share package in Banco de Credito and Inversiones de Chile (BCI Chile) was particularly noteworthy.

In annual terms, BCP’s interest income grew +10.1%. This was due primarily to higher income from loans (+28.3% YoY), which is in line with the portfolio’s evolution, where growth in Wholesale Banking (+22.4% YoY in average daily balances) and in the Mortgage segment (+13.6% YoY) were particularly noteworthy. If we include Mibanco’s result, growth situates at +24.5% YoY.

Interest expenses

BCP’s interest expenses fell -3.4% QoQ. This was mainly attributable to higher expenses for covered forwards in 1Q14 and lower interest expenses on bonds and subordinated notes, which is in line with the evolution of this type of financing. This decline was attenuated by higher interest expenses on CTS deposits due to payments that are made in May every year. If we incorporate the results of Mibanco, interest income registers growth of +8.7% QoQ. This is primarily due to the fact that interest expense on deposits rose (+32.5%), particularly for time deposits.

In annual terms BCP’s interest expenses fell -12.6% due to lower interest expenses for deposits, which was mainly attributable to lower interest expenses on time deposits, whose volume fell slightly. In YoY terms, lower interest expenses were registered for bonds and subordinated notes given that in 2014, coverage swaps were taken for BCP Bonds to reduce interest expenses in this segment by exchanging fixed rates for variable rates. If we include Mibanco’s results, interest expenses fell only -1.6% YoY.

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NIM2

The global NIM without Mibanco registered a slight increase of 3 pbs QoQ, going from 5.50% in 1Q14 to 5.53% in 2Q13 while the loan NIM rose 10 bps QoQ, going from 8.28% to 8.38% at the end of 1Q14. The improvements are even more significant if we include Mibanco. In this context, the global NIM increases 57 bps to situate at 5.90% while the loan NIM rises 92 bps to 8.91%.

II.4 Past-Due-Loan and Net Provisions on Loan Losses

The PDL ratio increased (without Mibanco) 1 bps to situate at 2.46%, which reflects a significant deceleration in delinquency that is even more evident if we exclude past due loans from Wholesale Banking (regularized in July), without which the PDL ratio falls to 2.40% in 2Q14 (-5 bps lower than last quarter). Provisions expenses rose 12.9% QoQ, which was due primarily to the assimilation of the past due portfolio in the SME, credit card and consumer segments, which get 100% provisioned at 120 days past due, on average.

	Excluding Mibanco			Including Mibanco
Provision for loan losses	Quarter		% Change	Quarter			% Change
PEN (000)	2Q14	1Q14	QoQ	2Q14	1Q14	2Q13	QoQ	YoY
Provisions	(455,821)	(405,950)	12.3%	(527,198)	(405,950)	(347,369)	29.9%	51.8%
Loan loss recoveries	43,891	40,930	7.2%	46,162	40,930	33,905	12.8%	36.2%
Net provisions, for loan losses	(411,929)	(365,020)	12.9%	(481,036)	(365,020)	(313,464)	31.8%	53.5%
Annualized net provisions / Total loans	2.5%	2.3%	-	2.7%	2.1%	2.2%	-	-
Net Provisions / Net Interest Income	30.9%	28.3%	-	31.9%	28.3%	28.4%	-	-
Total loans	67,085,360	63,929,832	4.9%	71,396,079	68,322,000	57,551,843	4.5%	24.1%
Reserve for loan losses (RLL)	2,511,614	2,380,784	5.5%	3,071,051	2,945,030	2,093,561	4.3%	46.7%
Charge-Off amount *	292,738	269,641	8.6%	292,738	269,641	203,709	8.6%	43.7%
Past due loans (PDL)	1,648,298	1,564,221	5.4%	1,938,717	1,822,677	1,241,011	6.4%	56.2%
Non-performing loans (NPLs)	2,045,703	1,941,548	5.4%	2,425,341	2,301,512	1,609,570	5.4%	50.7%
PDL ratio at 90 days **	1.67%	1.63%		1.67%	1.63%	1.45%
PDL ratio	2.46%	2.45%		2.72%	2.67%	2.16%
NPL ratio	3.05%	3.04%		3.40%	3.37%	2.80%
Coverage of PDLs	152.4%	152.2%		158.4%	161.6%	168.7%
Coverage of NPLs	122.8%	122.6%		126.6%	128.0%	130.1%
* BCP without subsidiaries.
** Excluding Mibanco.

2 NIM of loans is calculated as following:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earnings assets for the reporting period.

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Provisions

Net provisions for loan losses (without Mibanco) increased +12.9% QoQ to total PEN 412 million in 2Q14. This was primarily due to the fact that on average, after 120 days past due, it is necessary to set aside provisions for 100% of the PDL portfolio in the SME, credit card and consumer segments; and then due to provision for new past due loans. In line with the aforementioned, higher expenditure for provisions at BCP (without Mibanco) represented 30.9% of net interest income in 2Q14, which is higher than the 28.3% posted in 1Q14, and 2.46% of total loans, which tops the 2.28% reported last quarter. Mibanco’s provisions expenditure represented 30.3% of its net interest income and 1.6% of total loans.

The stock of provisions, without Mibanco, increased +5.5% QoQ due to 12.9% growth in net provisions for loan losses and the +8.6% QoQ expansion in charge-offs. In this context, the coverage ratio on the PDL portfolio remained stable QoQ, going from 152.2% in 1Q14 to 152.4% in 2Q14 due to similar growth in the stock of provisions versus the increase in the PDL portfolio (+5.4% QoQ). The same relation is evident if we analyze the evolution of the coverage ratio for the non-performing portfolio, which increased from 122.6% in 1Q14 to 122.8% at the end of 2Q14.

Due to the aforementioned, and if we incorporate the effect of Mibanco, net provisions for loan losses total PEN 481 million at the end of 2Q14, which represents an increase of +31.8% QoQ. In this context, the expenditure on provisions represented 31.9% of net interest income and 2.7% of total loans.

Finally, the stock of provisions, including Mibanco, increased +4.3% QoQ. It is important to remember that a significant increase in the stock of provisions was posted in 1Q14 following business consolidation. In line with the aforementioned, the coverage ratio for the PDL portfolio and the NPL portfolio fell -317 bps and -134 bps QoQ respectively due to higher growth in the PDL portfolio and (+6.4% QoQ) in the NPL portfolio (+5.4% QoQ) in comparison to the increase in the stock of provisions (+4.3% QoQ).

Portfolio Quality

The PDL ratio, without including Mibanco’s results, posted a slight increase of only +1bps QoQ and situated at 246% in 2Q14. The aforementioned reflects a significant deceleration in growth in delinquency with regard to 1Q14, when the index grew +15 bps QoQ. Additionally, the volume of new PDLs slowed this Q. Additionally, if we exclude PDL in Wholesale Banking (regularized almost immediately after the end of 2Q14), the PDL ratio falls to 2.40%, which represents a decline of -5bps QoQ.

The +90-day PDL ratio (without including Mibanco) was situated at 1.67%, which is slightly higher than the 1.63% reported at the end of 1Q14.

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The NPL portfolio (including refinanced loans), without Mibanco, increased +5.4% QoQ. In this context, the NPL ratio was situated at 3.05% at the end of 2Q14, which represents a slight increase of +1 bps with regard to 1Q14.

If we incorporate the effect of Mibanco and exlude PDL of Wholesale Bankingthat were regularized after the end of the quarter, the PDL ratio is situated at 2.72% at the end of 2Q14. This represents an increase of +5 bps with regard to 1Q14, whereas in 1Q the ratio rose 22 bps due to the consolidation of Mibanco’s portfolio.

The NPL ratio, if we include the effect of Mibanco, was situated at 3.40%. This represents a +3 bps increase with regard to 1Q14.

The figure below shows the evolution of the PDL ratio by segment and product. From this Q onwards, we will use internal data (instead of SBS data) to show the breakdown of the PDL portfolio according to the breakdown of the loan portfolio, in particular to split the SME PDL ratio into SME-Business and SME-Pyme:

An analysis of the evolution of the PDL ratio by banking segment and product indicates that:

i)	The PDL ratio of the Wholesale Banking portfolio remains very low despite a slight increase of only +3 bps QoQ that was attributable to new entries in the PDL portfolio of isolated cases for a total of PEN 35 million. These entries were regularized at the end of the quarter. If we exclude the aforementioned loans, Wholesale Banking’s PDL ratio is situated at 0.24% for 2Q14, which indicates that it is returning to its habitual level.

ii)	Finally, Edyficar (without incorporating Mibanco) reported a PDL ratio of 3.98% at the end of 2Q14, which represents a slight increase of only +2 bps with regard to the 3.96% registered in 1Q14. The ratio is still below the habitual levels reported for this business (approximately 4.1% on average). This reflects the excellent performance of the business model, whose risk-adjusted return continues to be highly satisfactory.

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An analysis of the evolution of the PDL ratio by banking segment and product shows that:

i)	The Consumer segment posted an increase in its PDL ratio, which was situated at 3.02% at the end of 2Q14 (vs. 2.84% in 1Q14 and 2.83% in 4Q13). The increase is mainly explained by the effect of the change in the calculation of credit card minimum payments for those customers with both products (credit card and consumer loans).

ii)	The mortgage loan portfolio’s PDL ratio increased as expected this Q, going from 1.48% in 1Q14 to 1.57% in 2Q14. This was associated with the maturity (2-3 years) of Mivivienda loans, which tend to have higher delinquency rates and whose share of total mortgages increased mainly in 2012.

iii)	Regarding delinquency in the SME segment, it should be noted that while an increase was posted QoQ, this reflects a slowdown in the growth of its PDLs as expected. The PDL ratio reached 10.69% this Q (10.20% in 1Q14 and 9.08% in 4Q13); representing an increase of +49 bps QoQ, lower than the expansion of +112 bps in 1Q14. As in the previous quarter, the effect of an increase in the past due loans in the delinquency ratio was accentuated by the slight contraction of the SME loan portfolio.

iv)	The Credit Card segment posted a PDL ratio of 5.45% at the end of 1Q14, lower than the 5.91% posted in 1Q14. The decrease is mainly explained by the fact that customers have begun to adjust to the new level of debt service after helping them to accommodate to the situation.

v)	The Business segment posted a decrease in its PDL ratio, which was situated at 3.98% at the end of 2Q14 (vs. 4.21% in 1Q14), as a result of an improvement in portfolio quality, which is reflected in the reduction of PDLs QoQ.

vi)	The PDL ratio of the Wholesale Banking portfolio remains very low despite a slight increase of only +3 bps QoQ that was attributable to new entries in the PDL portfolio of isolated cases for a total of PEN 35.3 million. These entries were regularized after the end of the quarter. If we exclude the aforementioned cases, Wholesale Banking’s PDL ratio is situated at 0.24% for 2Q14, which indicates that it is returning to its normalized level.

vii)	Mibanco, in line with expectations, posted a QoQ increase in its PDL ratio which situated at 6.74% at the end of 2Q14. In this segment, the effect of an increase in the past due loans in the PDL ratio was accentuated by the slight contraction of total loans and by the adjustments that are taking place in this portfolio.

viii)	Finally, Edyficar (without incorporating Mibanco) reported a PDL ratio of 3.98% at the end of 2Q14, which represents a slight increase of only +2 bps with regard to the 3.96% registered in 1Q14. The ratio is still below the historic level reported for this business (approximately 4.1% on average). This reflects the excellent performance of the business model, whose risk-adjusted return continues to be highly satisfactory.

As a result, the PDL ratio at BCP Consolidated situated at 2.72% at the end of 2Q14 (vs. 2.67% in 1Q14) due to lower growth in PDLs and in line with the adjustments made in pricing tools and scoring models for new loans.

II.5 Non-financial income

Non-financial income without Mibanco registered +2.8% growth QoQ and 20.4% YoY. This was due primarily to higher gains on sales of securities and on foreign exchange transactions at BCP Bolivia. If we include Mibanco in BCP’s results, financial income reports growth of 5.1% QoQ and 23.1% YoY, which was mainly attributable to the incorporation of this institution’s fee income.

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Non financial income	Quarter			% Change		Year to date		% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY	Jun 14	Jun 13	Jun 14 / Jun 13
Fee income, net	478,007	471,986	443,271	1.3%	7.8%	949,993	835,854	13.7%
Gain on foreign exchange transactions, net	136,567	125,967	142,047	8.4%	-3.9%	262,534	262,391	0.1%
Gain on sales of securities, net	13,897	2,173	(75,228)	539.5%	118.5%	16,071	(72,515)	122.2%
Other income	13,860	10,782	11,569	28.5%	19.8%	24,642	41,505	-40.6%
Total non financial income	642,331	610,908	521,659	5.1%	23.1%	1,253,240	1,067,235	17.4%
Total non financial income excl. Mibanco	628,200	610,908	521,659	2.8%	20.4%	1,239,108	1,067,235	16.1%

BCP’s fee income (without Mibanco), which are considered a source of core income for the business, registered a slight decline of -0.6%. This drop was primarily due to lower income from fees on Contingents (-26.2% QoQ). The decline registered was attributable to SBS’s requirement to adopt IFRS rules, which stipulates that from March 2014 and on, fee income corresponding to Letters of Guarantee, instead of being recognized at the moment they are collected, will be deferred for the tenor of the product. This drop was, nonetheless, attenuated by the solid performance of fee income from Collections and Payments (+7.5% QoQ) and SME Loans (+13.0%), which are recorded in Other Commissions. If we incorporate Mibanco’s results, for the effects of consolidation, fee income grew +1.3% QoQ.

In the YoY analysis, BCP’s fee income grew +5.8%. Growth was mainly seen in Miscellaneous Accounts (+8.4% YoY), which was due to higher transaction volumes and a larger number of accounts in the Retail Banking businesses (credit card and savings), which is in line with business evolution. Higher fee income for Payments and Collections (+4.1% YoY) also contributed to this growth. If we include Mibanco’s results, fee income grew +7.8% YoY.

Net gains on foreign currency transactions (without Mibanco) registered noteworthy growth this quarter that was due primarily to higher gains at BCP Bolivia and an increase in the trading volume at BCP. The YoY analysis reveals that this item, like the trading volume, fell slightly due to higher volatility in 2Q13. If we include Mibanco’s results, the evolution of this item shows an increase of 8.4% QoQ and a decrease of -3.9% YoY.

Gains on sales of securities (without Mibanco) increased 527.7%. This was due mainly to an increase in gains on the sale of Peruvian government bonds and fluctuations in US Government Bonds, which were held in BCP’s investment portfolio in 2Q14. A YoY analysis indicates an increase +114.3%, which was due primarily to an increase in average rates and lower prices for the position in sovereign bonds in Latin American countries. These instruments were also held in BCP’s investment portfolio in 2Q13. The impact of Mibanco’s results was not significant given that the variations reported led to similar results (+539.5% QoQ and +118.5% YoY).

The table below provides details on the main component of non-financial income, fee income:

Fee Income	Quarter			% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY
Miscellaneous Accounts (1)	134,690	134,002	123,583	0.5%	8.4%
Off-balance sheet	32,737	44,388	31,043	-26.2%	43.0%
Payments and Collections	75,718	70,440	67,690	7.5%	4.1%
Drafts and Transfers	26,806	25,629	25,283	4.6%	1.4%
Credit Cards	63,168	61,846	66,323	2.1%	-6.7%
Others fees	135,924	135,680	129,349	0.2%	4.9%
Personal loans (2)	18,802	19,305	15,750	-2.6%	22.6%
SME loans (2)	18,108	16,018	14,894	13.0%	7.5%
Insurance (2)	15,299	13,618	12,959	12.3%	5.1%
Mortgage loans (2)	10,325	11,157	10,695	-7.5%	4.3%
Commercial loans (3)	13,610	14,965	16,269	-9.1%	-8.0%
Foreign trade (3)	9,612	9,855	10,411	-2.5%	-5.3%
Credicorp Capital	19,946	20,188	20,658	-1.2%	-2.3%
Others (4)	30,222	30,573	27,712	-1.1%	10.3%
Total Fee Income	469,042	471,986	443,271	-0.6%	6.5%

 (1) Saving accounts, current accounts and debit card.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

Source: BCP

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Distribution channels

BCP’s distribution channels had a total of 7,989 points of contact at the end of 2Q14, which was slightly lower than the figure registered at the end of 1Q14 and 2Q13.

This reduction was due to a decrease in the number of Agentes BCP (-4.6% QoQ and -5.5% YoY), which is in line with the strategy to make this channel more profitable and efficient. It is important to note that, at the end of 2Q14, 267 Agentes BCP were closed because that did not meet efficiency and profitability requirements and only 8 new Agentes BCP were set up at points that had been identified by the new guidelines.

ATMs increased +1.0% QoQ and +10.6% YoY, which is in line with the Bank’s efficiency program. This initiative seeks to move transactions traffic to alternative and cost-efficient channels. This growth is linked to the banking penetration strategy and the expansion plan at the national level. Thus far this year, the percentage of our ATMs that is located in the provinces grew from 36% (1Q14) to 48% (2Q14), which is aligned with our banking penetration strategy.

	Balance as of			% Change
	2Q14	1Q14	2Q13	QoQ	YoY
Branches	420	415	380	1.2%	10.5%
ATMs	2175	2153	1,966	1.0%	10.6%
Agentes BCP	5394	5653	5,705	-4.6%	-5.5%
Total BCP's Network	7,989	8,221	8,051	-2.8%	-0.8%
Total Edyficar's Network	199	195	174	2.1%	14.4%
Total Mibanco's Network	116	116	-	0.0%	-
Source: BCP

Transactions by channels

	Monthly average in each quarter						% Change
N° of Transactions per channel	2Q14%		1Q14 *	%	2Q13 *	%	QoQ	YoY
Teller	9,278,615	11.2%	9,041,057	11.1%	10,334,107	12.6%	2.6%	-10.2%
ATMs	15,437,837	18.7%	15,007,665	18.5%	14,113,881	17.2%	2.9%	9.4%
Balance Inquiries	3,877,297	4.7%	3,851,542	4.7%	4,840,531	5.9%	0.7%	-19.9%
Telephone Banking	1,335,568	1.6%	1,268,319	1.6%	2,992,801	3.6%	5.3%	-55.4%
Internet Banking Via BCP	18,576,046	22.5%	19,416,149	23.9%	17,922,573	21.8%	-4.3%	3.6%
Agente BCP	15,096,261	18.3%	14,794,231	18.2%	14,985,027	18.3%	2.0%	0.7%
Telecrédito	7,505,336	9.1%	7,235,157	8.9%	7,216,271	8.8%	3.7%	4.0%
Mobile banking	2,832,566	3.4%	2,064,169	2.5%	1,306,370	1.6%	37.2%	116.8%
Direct Debit	770,361	0.9%	778,805	1.0%	672,811	0.8%	-1.1%	14.5%
Points of Sale P.O.S.	7,634,793	9.2%	7,420,505	9.1%	7,410,627	9.0%	2.9%	3.0%
Other ATMs network	238,506	0.3%	255,939	0.3%	289,329	0.4%	-6.8%	-17.6%
Total transactions	82,583,186	100.0%	81,133,538	100.0%	82,084,329	100.0%	1.8%	0.6%

Source: BCP

* 1Q14 and 2Q13 figures differs from those previously reported.

The monthly average of transactions increased +1.8% QoQ, which is reflected in growth in the number of transactions registered in cost-efficient channels such as: ATMs, Telecrédito, and Cellular Banking (+37.2% QoQ). This last channel increased its share due to new cellular applications such as “BCP Banca Celular” and “Tus beneficios BCP.” Transactions also grew at Agentes BCP (+2.0%) despite a net reduction of 259 Agentes BCP QoQ, which reflects the Bank’s efforts to make this venue more profitable.

In the YoY analysis, the monthly average of transactions grew +0.6%, which was due primarily to higher volumes of transactions in: Internet Banking, Automatic Debit, Cellular Banking and ATMs, while transactions fell at Tellers (-10.2% YoY), Balance Modules (-18.9% YoY), Telephone Banking (-53.5 YoY). These results reflect the Bank’s efforts to move transactions traffic to more cost-efficient channels.

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II.6 Operating Expenses and Efficiency

At the end of 2Q14, the efficiency ratio, excluding Mibanco, was situated at 47.2%, which tops the 44.7% reported in 1Q14 due to higher growth in operating expenses than in income. Nevertheless, the efficiency ratio in 1H14 reveals an improvement (45.9% vs 49% in 1H13) and a deceleration in growth in operating expenses (without Other Expenses).

	Excl. Mibanco				Incl. Mibanco
Operating expenses	Quarter	Year to date	% Change		Quarter			% Change		Year to date		% Change
PEN (000)	2Q14	Jun 14	QoQ	Jun 14 / Jun 13	2Q14	1Q14	2Q13	QoQ	YoY	Jun 14	Jun 13	Jun 14 / Jun 13
Salaries and employees benefits	483,369	955,893	2.3%	11.9%	560,131	472,524	434,554	18.5%	28.9%	1,032,655	854,030	20.9%
Administrative, general and tax expenses	354,788	653,066	18.9%	5.5%	387,550	298,278	331,902	29.9%	16.8%	685,828	618,853	10.8%
Depreciation and amortizacion	74,798	147,734	2.6%	15.3%	81,439	72,936	65,762	11.7%	23.8%	154,375	128,080	20.5%
Total operating expenses - Others	912,956	1,756,694	8.2%	9.7%	1,029,120	843,738	832,218	22.0%	23.7%	1,872,858	1,600,963	17.0%
Other expenses	30,175	55,701	18.2%	-40.5%	33,579	25,526	65,310	31.5%	-48.6%	59,105	93,558	-36.8%
Total operating expenses	943,131	1,812,395	8.5%	7.0%	1,062,699	869,264	897,528	22.3%	18.4%	1,931,963	1,694,521	14.0%
Efficiency ratio	47.2%	45.9%			48.5%	44.7%	49.3%			46.7%	49.0%

Total operating expenses (excluding Mibanco) increased +8.5% QoQ. It is important to note that this increase is partially due to seasonality in expenses, which get the lowest level in 1Q of each year. Nevertheless, the positive effects of the efficiency project are evident in the accumulated results of operating expenses (without “Other Expenses”), which in 1H14 reflect the deceleration in the growth of total operating expenses (excluding Mibanco), which fell to 45.9% vs. 49.0% in 1H13. If we include Mibanco, the accumulated efficiency ratio at the end of 1H14 is situated at 46.7%, which represents a 233 bps improvement over 1H13’s result.

The increase QoQ in total operating expenses (excluding Mibanco), was mainly attributable to higher growth (+18.9% QoQ) in administrative and general expenses incurred in 2Q14.

The table below contains details on the composition of administrative and general expenses:

Administrative and General Expenses	Quarter						% Change
PEN (000)	2Q14%		1Q14%		2Q13%		QoQ	YoY
Marketing	46,439	13.1%	35,304	11.8%	41,588	12.5%	31.5%	11.7%
Systems	31,642	8.9%	26,033	8.7%	29,055	8.8%	21.5%	8.9%
Systems Outsourcing	30,524	8.6%	29,540	9.9%	25,777	7.8%	3.3%	18.4%
Transport	22,548	6.4%	19,963	6.7%	26,201	7.9%	13.0%	-13.9%
Maintenance	10,585	3.0%	9,330	3.1%	9,844	3.0%	13.4%	7.5%
Communications	19,282	5.4%	17,379	5.8%	17,997	5.4%	10.9%	7.1%
Consulting	17,173	4.8%	5,717	1.9%	20,008	6.0%	200.4%	-14.2%
Others	104,121	29.3%	89,282	29.9%	101,145	30.5%	16.6%	2.9%
Taxes and contributions (1)	35,249	9.9%	32,867	11.0%	21,638	6.5%	7.2%	62.9%
Other subsidiaries and eliminations, net (2)	37,226	10.5%	32,864	11.0%	38,650	11.6%	13.3%	-3.7%
Total Administrative and General Expenses excl. Mibanco	354,788	100.0%	298,278	100.0%	331,902	100.0%	18.9%	6.9%
Total Administrative an General Expenses incl. Mibanco	387,550						29.9%	16.8%
Source: BCP

With regard to the increase in administrative and general expenses, the following expenses stand out:

i)	Consultants (+200.4% QoQ), due to higher expenses to bolster the Bank’s different fronts and projects. Our projects include the efficiency project, brand valuation project, the Somos BCP Project, among others. The increase in this component was due to the Bank’s focus on improving daily operations. The long-term objective is to achieve sustainable and efficient growth on all fronts.

ii)	Marketing (+31.5% QoQ), due primarily to higher expenses to launch BCP’s new brand and for advertising for the Bank’s 125th anniversary. Additionally, expenses were incurred for advertising relative to retail campaigns (cuenta premio, credit card and personal loans) and Programa LAN Pass.

iii)	Other minor expenses (+16.6% QoQ) due to the increase in legal services, fees paid to third parties and fees paid for Agentes BCP.

iv)	Programming and systems (+21.5% QoQ) due to semi-annual payments for licenses and maintenance of hardware, ATMS and banking terminals.

v)	Other subsidiaries and eliminations. In this line, the adjusted variation (without Mibanco) was +13.3 QoQ. If we include the effect of Mibanco, the increase is higher, +109.5% QoQ.

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Additionally, growth in salaries and employees benefits (+2.3% QoQ) - without Mibanco- is due to the higher variable remuneration of employees as well as provisions for employee bonus payments and adjustments in the organic structure.

Finally, other expenses (not considered in the calculation of the efficiency ratio) posted a variation of +18.2% QoQ (excluding the impact of Mibanco).

II.7 Regulatory Capital–BCP Individual based on Peru GAAP

At the end of 2Q14 regulatory capital remained at 1Q14’s level while risk-weighted assets grew +3.4% QoQ, in line with growth in BCP Individual loans. The aforementioned led to a BIS ratio of 14.58% (vs. 15.07% in 1Q14). It is important to note that the improvement in the TIER 1 Common Equity ratio, which rose from 6.92% in 1Q14 to 7.18% in 2Q14, was due to higher earnings this Q.

Regulatory Capital and Capital Adequacy Ratios (Peru GAAP)	Balance as of			% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY
Capital Stock	4,722,752	4,722,752	3,752,617	0.0%	25.9%
Legal and Other capital reserves	2,761,777	2,761,777	2,422,230	0.0%	14.0%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	907,049	866,640	761,964	4.7%	19.0%
Perpetual subordinated debt	699,000	702,000	695,500	-0.4%	0.5%
Subordinated Debt	3,914,557	3,956,638	3,404,382	-1.1%	15.0%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,410,894)	(1,410,688)	(704,814)	0.0%	100.2%
Investment in subsidiaries and others	1,994,593	1,948,908	1,281,889	2.3%	55.6%
Unrealized profit and net income in subsidiaries	583,699	538,219	577,075	8.4%	1.1%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	11,472,158	11,477,035	10,209,795	0.0%	12.4%

Tier 1 (2)	7,647,849	7,628,212	6,684,394	0.3%	14.4%
Tier 2 (3) + Tier 3 (4)	3,824,310	3,848,823	3,525,401	-0.6%	8.5%

Total risk-weighted assets	78,708,390	76,152,247	67,797,684	3.4%	16.1%
Market risk-weighted assets (5)	928,060	1,796,780	3,577,245	-48.3%	-74.1%
Credit risk-weighted assets	72,563,938	69,331,182	60,814,222	4.7%	19.3%
Operational risk-weighted assets	5,216,391	5,024,285	3,406,218	3.8%	53.1%

Market risk capital requirement (5)	92,806	179,678	350,570	-48.3%	-73.5%
Credit risk capital requirement	7,256,394	6,933,118	5,959,794	4.7%	21.8%
Operational risk capital requirement	521,639	502,429	333,809	3.8%	56.3%
Additional capital requirements	1,309,628	1,277,014	885,276	2.6%	47.9%

Capital ratios
Tier 1 ratio (6)	9.72%	10.02%	9.86%
Common Equity Tier 1 ratio (7)	7.18%	6.92%	7.10%
BIS ratio (8)	14.58%	15.07%	15.06%
Risk-weighted assets / Regulatory Capital (9)	6.86	6.64	6.64

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 0.8 (since July 2013).

At the end of 2Q14, the BIS capital adequacy ratio (for BCP Individual based on Peru GAAP) was situated at 14.58%. This represents a slight decline with regard to 1Q14’s figure (15.07%) that was due to higher growth in risk-weighted assets (RWA,+3.4% QoQ) in comparison to the evolution of regulatory capital, which remained at 1Q14’s level.

Risk-weighted assets increased +3.4% QoQ. This was due primarily to an increase in risk-weighted assets for credit risk, which grew +4.7% QoQ in line with loan growth in BCP Individual (+4.8% measured in accounting balances and based on Peru GAAP).

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Finally, although the TIER 1 ratio remained within internal limits, it fell slightly from 10.02% in 1Q14 to 9.72% in 2Q14 due to higher growth in RWAs in comparison to the evolution of TIER 1, which was situated at a level similar to that seen last quarter. TIER 1 Common Equity, which is considered a more rigorous measurement of capitalization levels, posted a QoQ improvement, going from 6.92% in 1Q14 to 7.18% in 2Q14 due to higher earnings this period.

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III. Banco de Crédito de Bolivia

Banco de Crédito de Bolivia	Quarter			% Change		Year to date		% Change
PEN million	2Q14	1Q14	2Q13	QoQ	YoY	Jun 14	Jun 13	Jun 14 / Jun 13
Net interest income	52.6	50.7	42.6	3.7%	23.6%	103.3	90.2	14.6%
Net provisions for loan losses	-5.4	-3.1	-5.5	71.3%	-1.6%	-8.5	-8.3	3.0%
Non financial income	26.8	23.4	20.9	14.4%	28.5%	50.3	44.7	12.4%
Operating expenses	-47.4	-46.3	-40.7	2.4%	16.5%	-93.7	-88.5	5.9%
Operating Income	26.6	24.7	17.3	7.7%	54.3%	51.4	38.1	34.8%
Translation result	0.0	0.1	-1.7	-94.3%	100.0%	0.1	-1.8	100.0%
Income tax	-7.2	-9.0	-4.3	-20.0%	66.9%	-16.2	-11.5	40.8%
Net Income	19.5	15.8	11.3	22.8%	72.5%	35.3	24.8	42.1%
Total loans	3,151.5	2,984.3	2,637.5	5.6%	19.5%
Past due loans	47.4	43.4	42.7	9.2%	11.1%
Net provisions for possible loan losses	-115.1	-112.7	-92.8	2.2%	24.1%
Total investments	898.6	1,086.4	1,005.8	-17.3%	-10.7%
Total assets	4,736.3	4,825.9	4,278.1	-1.9%	10.7%
Total deposits	4,135.7	4,232.7	3,774.9	-2.3%	9.6%
Net shareholders' equity	427.6	409.1	389.4	4.5%	9.8%
PDL ratio	1.51%	1.46%	1.63%
Coverage of PDLs	255.8%	277.7%	230.3%
ROAE *	18.6%	15.6%	11.9%
Branches	46	46	43
Agentes	50	50	36
ATMs	245	244	235
Employees BCP Bolivia	1,654	1,647	1,637
Employees Inversiones Credicorp Bolivia (Holding)	18	16	15

* Accumulated ROAE for June 2014: 17.0%, June 2013: 13.1%.

Net income at BCP Bolivia was situated at PEN 19.5 million in 2Q14, which represented a 22.8% increase QoQ. This was due primarily to: (i) a 14.4% increase QoQ in non-financial income, which was associated with higher earnings on foreign exchange transactions given that in 1Q14, BCP Bolivia decided to acquire USD due to favorable purchase prices and to ensure adequate liquidity to cover its anticipated clients’ demands for foreign transfers ; (ii) 3.7% QoQ growth in net interest income due to growth in the loan portfolio (iii) and a 20.0% reduction QoQ in income tax given that in 2Q14 there were fewer non-deductible expenses than in 1Q14. The aforementioned was offset by: (i) 71.3% growth QoQ in net provisions for loan losses, which was due primarily to loan growth and portfolio deterioration, and (ii) a 2.4% increase in operating expenses.

In annual terms, BCP Bolivia’s net income posted a positive variation (72.5% YoY). This was primarily attributable to higher net interest income (23.6% YoY), which was in turn associated with portfolio growth and an increase in non-financial income (28.5%) due to higher yields on investments in investment funds. Nevertheless, this was offset by higher operating expenses, which were mainly associated with statutory wage increases and regulatory provisions for the second round of yearly bonuses, both of which were required by the government of the Plurinational State of Bolivia in November 2013, as well as an increase in income tax (66.9% YoY) due to earnings growth.

The PDL ratio was situated at 1.51% in 2Q14 (1.46% in 1Q14 and 1.63% in 2Q13) with a coverage ratio of 255.8% (277.7% in 1Q14 and 230.3% in 2Q13). Despite an increase in its PDL ratio, BCP Bolivia continues to be one of the most stable and reliable institutions in the Bolivian banking system, which reported a past due ratio of 1.51% and a coverage ratio of 282.0% at the end of 2Q14. BCP’s ROAE at the end of 2Q14 was 18.6%.

Assets and Liabilities

BCP’s total loans at the end of June 2014 amounted to PEN 3,151.5 million, which is 5.6% higher than the PEN 2,984.3 million reported in March 2014. This growth was due primarily to a significant contribution from Retail Banking (which currently represents 61.0% of BCP Bolivia’s portfolio), which expanded 3.8% QoQ and 22.6% YoY. Within this portfolio, the segments that posted the highest growth were: i) Mortgage Loans (+6.3% QoQ and +22.8% YoY) ii) SME (+5.9% QoQ and +41.0 YoY) and iii) Personal Loans (+2.8% QoQ and +1.3% YoY). The Wholesale Banking portfolio, which represents 36.6% of BCP Bolivia’s total loans, grew +10.1% QoQ and +13.3% YoY.

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Growth in mortgage loans was attributable to moves by the Government to set interest rate ceilings for mortgage loans for social housing. The Government has also required Multiple Banks to ensure that a minimum of 60% of their total loans are reserved for performing loans and loans for social housing.

BCP Bolivia’s investment balance totaled PEN 898.6 million, which represents a decline of 17.3% QoQ and 10.7% YoY. The QoQ trend is associated with the maturity of repurchase/resell investments (temporary sale of fixed income and equity securities that are listed in the Registry for the Securities Market and Stock Exchange).

In terms of liabilities, BCP Bolivia’s deposits fell 2.3% QoQ, which was due primarily to a 14.9% reduction in demand deposits given that clients migrated to other instruments after the Central Bank of Bolivia issued bonds to natural persons which were offered at rates that were higher than the system’s average. The main objective of these operations was to control inflation. A YoY analysis reveals a 9.6% increase, which was attributable to an increase in term deposits (19.2%) and demand deposits (12.9%).

Net shareholders’ equity grew 4.5% QoQ and 9.8% YoY. The YoY variation was associated with a move to reinvest 55% of the earnings generated in 2013.

Finally, BCP Bolivia has a solid and stable market share of 10.7% of current loans (fourth place in the banking system) and 10.8% of total deposits (fifth in the banking system).

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IV. Financiera Edyficar

Edyficar continues to meet our expectations, which is more than can be said for the local economy and the SME sector. It is important to note that Edyficar’s loan growth tops that of its competitors in the sector (+14.1% in December 2013- June 2014) and its portfolio quality ratios are the only ones in the system that have remained stable at levels that are considered low for this sector (4%). In this context, total loans at the end of 2Q14 amounted to PEN 3,036 million and net interest income for the period grew 7.2%. These results (without including the effect of Mibanco) generated net income of PEN 32.5 million and an ROAE of 25%; nevertheless, if we incorporate the effects of Mibanco, net income is situated at PEN 32.8 million and ROAE comes in at 12.8% (the merger process affects net shareholders’ equity and earnings given that a capital contribution of PEN 506 million was made to finance the purchase of Mibanco’s shares and to cover expenses associated with the merger). In line with this growth and in order to ensure that Edyficar is close to its clients, new agencies were opened in 2Q14, bringing the total number of agencies to 199.

Edyficar excluding Mibanco	Quarter			% Change		Year to date		% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY	Jun 14	Jun 13	Jun 14 / Jun 13
Net financial income	166,301	155,160	164,855	7.2%	0.9%	321,461	291,627	10.2%
Total provisions for loan loasses	(31,641)	(28,287)	(24,158)	11.9%	31.0%	(59,927)	(46,247)	29.6%
Non financial income	1,204	1,724	637	-30.2%	88.9%	2,928	1,927	51.9%
Operating expenses	(92,519)	(88,679)	(79,897)	4.3%	15.8%	(181,198)	(149,569)	21.1%
Operating Income	43,345	39,918	61,437	8.6%	-29.4%	83,264	97,738	-14.8%
Translation results	20	(357)	(32,211)	-105.7%	-100.1%	(336)	(39,428)	-99.1%
Income taxes	(10,880)	(11,146)	(12,359)	-2.4%	-12.0%	(22,025)	(20,574)	7.1%
Net income	32,486	28,416	16,866	14.3%	92.6%	60,902	37,736	61.4%
Contribution to BCP	32,418	28,356	16,831	14.3%	92.6%	60,774	37,657	61.4%
Total loans	3,035,921	2,832,213	2,267,411	7.2%	33.9%	3,035,921	2,267,411	33.9%
Past due loans	119,232	110,622	89,643	7.8%	33.0%	119,232	89,643	33.0%
Net provisions for possible loan losses	(209,694)	(195,583)	(156,350)	7.2%	34.1%	(209,694)	(156,350)	34.1%
Total assets	4,378,983	3,974,641	3,153,411	10.2%	38.9%	4,378,983	3,153,411	38.9%
Deposits and obligations	1,773,480	1,604,359	1,265,425	10.5%	40.1%	1,773,480	1,265,425	40.1%
Net shareholders´ equity	394,486	362,047	294,234	9.0%	34.1%	394,486	294,234	34.1%
PDL / Total loans	3.98%	3.96%	4.01%			4.0%	4.0%
Coverage ratio of PDLs	175.9%	176.8%	174.4%			175.9%	174.4%
Efficiency ratio	55.1%	55.9%	59.4%			55.5%	58.4%
Return on average equity *	25.0%	22.6%	21.5%			23.4%	18.0%
Branches	199	195	174
Employees	5,024	4,701	3,974

Edyficar including MiBanco	Quarter			% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY
Net income	32,772	28,416	16,866	15.3%	94.3%
Contribution to BCP	32,703	28,356	16,831	15.3%	94.3%
Net shareholders´ equity	900,718	868,279	294,234	3.7%	206.1%
Efficiency ratio	55.1%	55.9%	59.4%
Return on average equity*	12.8%	15.0%	21.5%

* Net shareholders´ equity includes US$ 50.7 million from goodwill.

In 2Q14, Edyficar, excluding the effect of Mibanco, reported net income of PEN 32.5 million. This represents a +14.3% increase QoQ that was primarily attributable to growth in net interest income (7.2% QoQ), which coincided with loan expansion. The aforementioned offset the increase in: (i) operating expenses (+4.3% QoQ), in line with a QoQ increase in personnel and (ii) net provisions for loan losses (+11.9% QoQ), associated with +7.8% QoQ growth in the past due portfolio. Nevertheless, if we incorporate Mibanco’s effect, net income is situated at PEN 32.8, which represents a +15.3% increase QoQ.

In terms of loan volume and portfolio quality, total loans grew +7.2% QoQ to reach PEN 3,036 million. This represented growth of 33.9% YoY, which allowed us to continue increasing our market share in this sector. Loan expansion was accompanied by an increase in the client base during the last Q, which was equivalent to 23,107. Of those, 98.7% work for the first time with a financial institution. Of the institution’s stock of clients at the end of 2Q (561.8 thousand), approximately 51% are Edyficar clients exclusively. This exclusivity allows Edyficar to have a lower delinquency ratio as a result of the strict control over the quality of the financing it provides and the fact, 44% of the increase made in the loan stock was allocated to new clients that only work with Edyficar. This positive evolution was due to tangible and intangible factors, including: (i) an increase in the sales force to reach more clients, (ii) and a move to improve training to further professionalize the work performed by our analysts.

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The past due portfolio registered growth of +7.8% QoQ and +33.0% YoY with a PDL ratio of 3.98%. This represents a slight increase of +2bps with regard to 1Q14’s figure (3.96%). The coverage ratio for past due loans was situated at 175.9% at the end of 2Q14, which falls 93bps below 1Q14’s level (176.8%). Nevertheless, this Q’s ratio is still within internal limits (150%).

The asset total grew 10.2% QoQ and 38.9% YoY. This was due primarily to loan growth, followed by an expansion in fixed assets given that the number of agencies grew from 174 in 2Q13 to 199 in 2Q14.

Net shareholders’ equity, excluding Mibanco, totaled PEN 394 million in 2Q14, which represented a +9% increase QoQ. This growth was primarily attributable to the earnings level this quarter. In this context, ROAE, excluding Mibanco, was situated at 25%, which represents a growth of 240 bps with regard to 1Q14’s result. Nevertheless, if we include the effect of Mibanco, ROAE situates at 12.8% in 2Q14, which meets expectations and was attributable to the capital increase at the end of 1Q14 to purchase Mibanco’s shares. In this scenario, net shareholders’ equity at the end of 2Q14 totaled PEN 901 million.

The results obtained by Financiera Edyficar prove that it continues to contribute to BCP’s objectives in terms of loan growth and earnings generation.

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V. Credicorp Capital

Credicorp Capital’s net contribution to Credicorp fell 25.8% QoQ to total PEN 12.2 million. Operations in Peru contributed PEN 5.8 million to this amount, followed by BCP Colombia (Credicorp Capital Colombia, formerly Correval) with PEN 2.0 million, BCP Chile (IM Trust) with PEN 1.9 million and CSI with PEN 195 thousand.

Earnings contribution	Quarter		% Change	Year to date
PEN (000)	2Q14	1Q14	QoQ	Jun 14
Credicorp Capital Perú	5,862	7,575	-22.6%	13,437
Credicorp Capital Ltd.	6,381	8,925	-28.5%	15,306
Credicorp Capital Ltd. (Holding)	2,239	1,837	21.9%	4,076
Credicorp Capital Colombia (1)	2,042	4,596	-55.6%	6,638
IM Trust	1,904	2,391	-20.4%	4,295
Credicorp Capital Securities	195	101	94.1%	296
Credicorp Capital	12,243	16,500	-25.8%	28,743
Contribution to Credicorp (2)	12,105	16,323	-25.8%	28,429

* Unaudited results.

(1) BCP Colombia earnings are part of the Consolidated since the end of 2T13.

(2) BCP Capital contributes with 97.66%; Credicorp investments with 100% of their results.

The decrease in earnings this Q is due to a lag in economic activity, which led to a drop in income generation that was reflected in a 2% decline in net non-financial income, which totaled PEN 115.5 million in 2Q14. This figure, once disaggregated, reveals that 34% of non-financial income was generated by the capital markets business; 12% by asset management; 20% by corporate finance; and the remaining 34% by commissions for confidence, trusts, commercial and treasury accounts.

In global terms, Credicorp Capital’s income in the second quarter fell primarily due to a QoQ decrease in earnings on Asset Management due to: i) the fact that clients migrated to conservative funds, which offer lower commissions, and ii) a decline in commissions on Corporate Finance products, which performed well in 1Q14 due to mid-term transactions. Income from both these business lines fell in comparison to 1Q14, posting decreases of 6.6% and 27.4% respectively in 2Q14.

Despite this scenario, in 2Q14 Credicorp Capital Peru, Credicorp Capital Colombia and IM Trust continued to lead the local secondary market for fixed income instruments with shares of 49%, 11% and 21% respectively. Credicorp Capital Peru also led the local secondary market for equity transactions with a 34% share.

Thus far in 2014, Credicorp Capital’s Corporate Finance teams have closed several important transactions. In Peru, two mid-term financing structurings and the issuance of bonds for approximately US$ 210 million were noteworthy. In Chile, several issuances were made in the primary market for both fixed income and equity instruments.

At the end of 2Q14, Credicorp Capital held AuM for PEN 21,779 million, of which 55% correspond to Credicorp Capital Peru, 26% to Credicorp Capital Colombia and 19% to IM Trust. This asset level reflects growth of 2.4% QoQ. It is important to note that Credicorp Capital Peru continues to lead the Mutual Funds market with a 40.3% share of total assets under management at the end of 2Q14.

In 2Q14, operating expenses totaled PEN 94.8 million. The main expenses included were employee salaries and benefits, administrative expenses and support expenses, where short-term earnings incentives played a significant role. These items, which were offset in 1Q by reversals of provisions corresponding to 2013, generated the 6.8% increase in operating expenses posted this Q. Consequently, Credicorp Capital’s efficiency ratio moved from 71.5% in 1Q14 to 78.7% in 2Q14.

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Credicorp Capital	Quarter		% Change	Year to date
PEN (000)	2Q14	1Q14	QoQ	Jun 14
Financial income	4,978	6,100	-18%	11,078
Non-financial income	115,536	117,650	-2%	233,186
Financial expense	-2,000	-4,585	-56%	-6,585
Operating expense (1)	-94,824	-88,422	7%	-183,246
Net income before income tax	23,690	30,743	-23%	54,433
Income taxes	-7,495	-8,045	-7%	-15,540
Translation results	148	193	-23%	341
Minority interest (2)	-4,100	-6,391	-36%	-10,491
Net income	12,243	16,500	-26%	28,743
Contribution to Credicorp	12,105	16,323	-26%	28,428
Net shareholders' equity	696,305	631,738	10%	696,305
Assets under Management	21,779,915	21,171,312	3%	21,779,915
Efficiency ratio	78.7%	71.5%		75.0%
ROAE (3)	7.4%	10.0%		8.3%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Percentage of Correval and IM Trust that is not owned by BCP Colombia and BCP Chile (49% and 39.4% respectively).

(2) ROAE = Annualized net income / average net shareholder's equity.

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VI. Atlantic Security Bank

Atlantic Security Bank (ASB) reported net income of US$ 28.9 million in 2Q14, which represented an increase of 173.8% QoQ. This growth was due primarily to higher income from: (i) a reinsurance reimbursement for a claim associated with losses incurred during the financial crisis of 2008 booked within other income, and (ii) realized gains associated with the favorable evolution of the securities market in 2Q14. This Q’s earnings led to an ROAE of 58.3% at the end of 2Q14, reflecting the extraordinary income and significantly higher than 1Q14’s figure of 22% and 2Q13’s 30.3% ROAE. If we exclude the impact of such extraordinary income, ROAE still rose to 28.8%.

Total earnings increased +5.7% QoQ due to higher dividends on investments in shares (+121.2%) and higher fees and commissions for services (+4.1%). The aforementioned result was attributable to higher net returns on interest-earning assets and an increase in investment activity of funds under management (FUMs) this quarter. After the volatility seen in 1Q14, the second quarter posted a positive result for purchase/sale of proprietary and client investments, which led to growth in all components of total earnings. A YoY comparison indicates that total earnings increased +7.5% due to higher returns on interest earning assets and dividends as well as lower losses on foreign exchange transactions.

ASB	Quarter			% Change		Year to date		% Change
US$ million	2Q14	1Q14	2Q13	QoQ	YoY	Jun 14 / Jun 13		Jun 14 / Jun 13
Net interest income	9.9	9.5	9.8	3.6%	0.6%	19.4	20.1	-3.6%
Dividend income	0.5	0.2	0.3	121.2%	77.2%	0.7	0.6	20.3%
Fees and commissions from services	1.9	1.8	2.3	4.1%	-16.3%	3.7	4.2	-12.1%
Net gains on foreign exchange transactions	0.0	0.0	-1.0	-2821.9%	95.8%	0.0	-1.1	-96.4%
Total earnings	12.2	11.6	11.4	5.7%	7.5%	23.8	23.9	-0.1%
Net Provisions	0.0	0.0	0.0	0.0%	0.0%	0.0	-0.3	0.0%
Net gains on sale of securities	4.9	1.4	4.3	242.0%	12.1%	6.3	9.9	-36.3%
Other income	14.6	0.0	0.2	60930.8%	7802.9%	14.6	0.1	10772.1%
Operating expenses	-2.8	-2.5	-2.5	13.4%	13.5%	-5.3	-4.6	14.1%
Net income	28.9	10.6	13.4	173.8%	115.3%	39.5	28.9	36.4%
Net income / share	0.41	0.15	0.19	173.8%	115.3%	0.56	0.41	36.4%
Contribution to Credicorp	28.9	10.6	13.4	173.8%	115.3%	39.5	28.9	36.4%
Total loans	816.1	822.4	747.8	-0.8%	9.1%	816.1	747.8
Total investments	893.5	879.4	785.7	1.6%	13.7%	893.5	785.7
Total assets	1,881.1	1,880.3	1,634.4	0.0%	15.1%	1,881.1	1,634.4
Total deposits	1,539.5	1,560.9	1,321.7	-1.4%	16.5%	1,539.5	1,321.7
Net shareholder's equity	216.3	180.3	172.2	20.0%	25.6%	216.3	172.2
Net interest margin	2.4%	2.3%	2.4%			4.7%	2.6%
Efficiency ratio	8.8%	19.0%	15.5%			11.8%	13.7%
Return on average equity	58.3%	22.2%	30.3%			41.5%	29.5%
PDL / Total loans	0.00	0.00	0.00			0.00	0.00
Coverage ratio	0.1%	0.1%	0.2%			0.1%	0.1%
BIS Ratio	14.75%	12.71%	16.26%			14.75%	16.26%

ASB reported an efficiency ratio of 8.8% in 2Q14, which is lower than the figure posted in 1Q14 (19%). This decline was attributable to the significant increase in income volume while cost expansion was moderate both QoQ and YoY. If we exclude the extraordinary income, the efficiency ratio is situated at 16.4%, which still reflects significant improvement.

Assets and Liabilities

Interest earning assets totaled US$ 1,754 million, which is similar to the level reported in 1Q14 but +12.8% higher than 2Q13’s figure. Nevertheless, the composition of interest earning assets varied QoQ. These variations were registered mainly in Cash and Banks -5.1%% QoQ and +101.3% YoY due to a decrease in available balances and an increase in client captures and investment +1.8% QoQ and +8.2% YoY. The total volumes in net terms remained steady QoQ but some variations were evident in specific components. For example, the investment portfolio reported a net change of +US$ 14 million; Cash and Banks fell -US$ 8 million; and Other Loans were down –US$ 6 million due to loan and investment transaction flows this quarter.

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In the YoY comparison, these components posted a net increase of +US$ 198 million (+US$ 69 million in cash and banks, +US$ 68 million in placements and +US$ 61 million in investments) due to loan disbursements, growth in the equity and fixed income investment portfolio as well as higher available balances in cash and banks due to new captures at the end of the second quarter of 2014. It is important to note that ASB continues to maintain a good risk profile, which is reflected in its low delinquency ratio.

Interest earning assets *	Quarter			% Change
US$ million	2Q14	1Q14	2Q13	QoQ	YoY
Due from banks	137	145	68	-5.1%	101.3%
Loans	816	822	748	-0.8%	9.1%
Investments	800	786	739	1.8%	8.2%
Total interest-earning assets	1,754	1,753	1,556	0.0%	12.8%

* Excludes investments in equities and mutual funds.

With regard to the investment portfolio, it is worth noting that ASB’s investment policy prioritizes instruments with good risk profiles. Accordingly, 54% of the bank’s instruments have an investment grade, which is proof of ASB’s sustained and conservative strategy to concentrate on investments in high-quality instruments.

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin- which has a subsequently positive impact on shareholders’ returns.

Client deposits posted a marginal decrease of -1.4% QoQ but registered a 16.5% increase YoY. The QoQ decrease in deposits is due to the fact that deposits were used to fund clients’ purchases and sales throughout the quarter and is also attributable to the net result for exits and captures of new client deposits. Other liabilities, which are primarily composed of financing taken (US$ 101.1 million) and debt obligations (US$ 24.1 million, which includes interest owed for US$ 10.3 million), fell -10% QoQ and -10.8% YoY. The Bank has mainly taken short term financing for working capital, which reflects its approach to managing structural liquidity to maintain its asset investment levels over the past few quarters.

Liabilities	Quarter			% Change
US$ million	2Q14	1Q14	2Q13	QoQ	YoY
Deposits	1,540	1,561	1,322	-1.4%	16.5%
Other liabilities	125	139	140	-10.0%	-10.8%
Total Liabilities	1,665	1,700	1,462	-2.1%	13.9%

Net shareholders’ equity increased +20% QoQ. This was due primarily to the US$ 28.9 million reported in earnings. Unrealized gains on the investment portfolio, which are part of net shareholders’ equity, registered a positive variation of 26.1% QoQ (+ US$ 6.9 million) due to the favorable evolution of the US-IG and US-HY markets in the second quarter of 2014.

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The BIS Ratio at the end of 2Q14 was situated at 14.75%, which represents a +2.04% increase with regard to the figure reported in 1Q14 (12.71%). This result was mainly attributable to an increase in the regulatory equity base, which was higher than the increase reported in the value of risk-weighted assets (increase in securities available for sale, investments and loans). It is important to note that the Bank’s minimum acceptable ratio remains at 12%.

Funds under Management

Funds under management, which include client deposits, investments in funds and custody of financial instruments totaled US$ 5,811million at market value in 2Q14. This represents a +6.3% increase with regard to 1Q14 and +15.6% YoY. The QoQ result was due primarily to the market valuation after an increase in purchase and sales flows this quarter. In net terms, the stock of investments in securities increased +4.5% QoQ and +7.2% YoY, while deposits increased +16.5% YoY.

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VII. Pacifico Grupo Asegurador (PGA)

PGA	Quarter			% Change		Year to date		% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	Yoy	Jun 14	Jun 13	Jun 14 / Jun 13
Net earned premiums	553,864	535,010	555,275	3.5%	-0.3%	1,088,875	1,072,029	1.6%
Net claims	356,355	336,830	376,822	5.8%	-5.4%	693,185	717,145	-3.3%
Net commissions	99,233	106,519	92,763	-6.8%	7.0%	205,752	179,204	14.8%
Net underwriting expenses	23,648	18,960	28,063	24.7%	-15.7%	42,608	54,615	-22.0%
Underwriting result	74,629	72,701	57,627	2.7%	29.5%	147,330	121,064	21.7%
Medical Services technical result (1)	25,242	20,710	17,526	21.9%	44.0%	45,952	31,815	44.4%
Total Underwriting result (1)	99,871	93,411	75,153	6.9%	32.9%	193,282	152,879	26.4%
Financial income, net	77,457	80,322	87,992	-3.6%	-12.0%	157,778	164,069	-3.8%
Opertating expenses	131,759	126,410	133,041	4.2%	-1.0%	258,169	255,820	0.9%
Other income	5,635	3,190	-1,398	76.7%	503.1%	8,825	1,150	667.5%
Traslations results	1,235	490	-17,340	152.1%	107.1%	1,724	-22,459	107.7%
Income tax	4,697	11,846	-3,278	-60.4%	243.3%	16,543	-4,449	471.8%
Income before minority interest	47,742	39,156	14,645	21.9%	226.0%	86,898	44,268	96.3%
Net income	41,833	34,232	10,249	22.2%	308.2%	76,065	34,765	118.8%
Contribution to Credicorp	46,432	37,916	14,499	187.6%	30.4%	84,348	44,304	90.4%
Total assets	8,119,771	7,895,296	6,799,886	2.8%	19.4%	8,119,771	6,799,886	19.4%
Invesment on securities	5,112,710	4,909,974	4,211,689	4.1%	21.4%	5,112,710	4,211,689	21.4%
Technical reserves	5,143,041	5,136,815	4,378,320	0.1%	17.5%	5,143,041	4,378,320	17.5%
Net equity	1,593,792	1,452,715	1,255,574	9.7%	26.9%	1,593,792	1,255,574	26.9%
Loss ratio	64.3%	63.0%	67.9%			63.7%	65.9%
Return on equity (2)(3)(4)	11.0%	9.6%	2.8%			10.2%	4.7%
Combined ratio of PPS + PS (4)	99.6%	99.3%	106.4%			99.5%	106.8%

(1) With consolidated adjustments between insurance companies and medical services.

(2) Exclude GND from net equity.

(3) Annualized.

(4) Average are determinated as the average of period - beginning and period ending.

(5) With consolidated adjustments.

The Pacifico Grupo Asegurador (PGA) reported net income before minority interest of PEN 47.7 million in 2Q14, which represents a 21.9% increase with regard to the PEN 39.2 million obtained in 1Q14 and is 226.0% higher than the PEN 14.6 registered in 2Q13. The QoQ evolution is attributable to: (i) a higher underwriting result due to an increase in premiums turnover and lower expenses for net commissions,(ii) an increase in miscellaneous income and (iii) lower income tax (due to an extraordinary payment in the first quarter that can be traced back to 2013). The aforementioned helped mitigate a decrease in financial income (-PEN 2.9 million QoQ), due to extraordinary income in the first quarter, which was associated with a real estate sale and an increase in general expenses (-PEN 5.3 million QoQ TaT), which was primarily attributable to the medical subsidiaries.

PGA’s underwriting result, including subsidiaries, totaled PEN 99.8 million (+6.9% QoQ). This improvement was due mainly to a higher underwriting result in PV (+PEN 7.4 million), PPS (+PEN 2.0 million) and the medical subsidiaries (+PEN 4.5 million). In the case of PV, the increase was due to higher premiums, a lower reserve ratio for direct premiums (37.8% in 2Q14 versus 39.6% in 1Q14) and a decrease in the ratio for acquisition costs. PPS’s result was attributable to an improvement in vehicles line result as well as lower acquisition costs. Finally, the medical subsidiaries’ result was attributable to growth in sales due to an increase in the number of medical services provided and in the average bill attached to services. It is important to note that this result was achieved despite a drop in EPS’s underwriting result due to an increase in claims, which was attributable to a seasonal effect associated with higher claims frequency in 2Q14.

The drop in income tax (-PEN 7.2 million) QoQ was primarily attributable to PPS and is due to an extraordinary adjustment in 1Q14 for PEN 5.6 million relative to income tax payments in 2013.

In 2Q14, financial income rose to PEN 77.5 million. This is lower than the PEN 80.3 million posted in 1Q14 given that in the first quarter, extraordinary gains were reported for real estate sales (PEN 4.4 million) at PPS while PV posted a decrease in sales of securities (-PEN 4.5 million). It is important to note that this effect was attenuated by higher financial income at PV; higher interest due to an increase in the inflation adjustment (+PEN 3.4 million) for VAC assets; and more income on dividends (+PEN 1.8 million).

The increase registered in general expenses is attributable to higher expenses at the medical subsidiaries, which were in turn attributable to operations start-up at the new Centro Clínico La Molina and higher expenses at Clínica del Sur. In counterpart, expenses at PPS declined due to the company’s efficiency programs and both PV and EPS posted improvements in their expense ratios.

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In YoY terms, PGA’s net income before minority interest increased 226.0% (PEN 47.7 million in 2Q14 versus PEN 14.6 million in 2Q13). This improvement was due to a significant increase in the underwriting results at PPS, EPS and the medical subsidiaries; lower general expenses; higher miscellaneous income; and an increase in translation gains. This effect was attenuated by a decrease in the financial result and higher income tax this Q. In the same line the underwriting result registered an increase of 32.9% YoY (+ PEN 24.7 million). This is primarily attributable to the good evolution of claims in the Vehicle and Property and Casualty Lines at PPS and the improvement recorded in the medical subsidiaries’ result, which was due to higher sales volumes.

General expenses fell –PEN 1.3 million YoY due to the efficiency programs that the group has implemented.

PGA	Net income *			% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY
PGA **	47,742	39,156	14,645	22%	226%
PV	39,097	32,729	37,399	19%	5%
EPS ***	1,665	7,443	-2,094	-78%	-179%
PGA	1,309	1,240	146	6%	798%
Consolidation adjustments	46,432	37,916	14,499	22%	220%
Contribution to Credicorp	37,916	13,184	29,085	187.6%	30.4%

 * Before minoritary interest.

** Legal name: El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros S.A. y Subsidiarias.

*** Includes medical subsidiaries results.

Pacifico Seguros Generales (PPS)

PPS reported net earnings of PEN 6.7 million in 2Q14, which represents an 805.5% increase over the -PEN 0.9 million obtained in 1Q14. This improvement was due to an increase in the underwriting result; lower general expenses due to on-going efficiency processes; and lower income tax this Q. These results helped mitigated the drop in miscellaneous income (-PEN 2.0 million QoQ) and a decrease in financial income. It is important to note that the loss ratio and acquisition costs in the vehicle line have posted significant improvements.

The underwriting result registered growth of 3.8% (+PEN 2.0 million) QoQ, which was primarily due to an increase in the net earned premiums (+PEN 1.7 million QoQ) and lower acquisition costs (-PEN 1 million). The improvement posted in the net earned premiums was attributable to across-the-board increase in NEP (net earned premiums) in all business lines. The decrease in acquisition costs was due to a drop in net commissions (-PEN 5 million) in the Property and Casualty and Vehicles lines. This effect was, however, attenuated by an increase in the QoQ technical expenses (-PEN 4 million) given that in the first quarter, a release of uncollectible funds was recorded for an account (+PEN 4.5 million), a scenario that was not seen in 2Q14.

General expenses fell –PEN 3.0 million QoQ. This was primarily due to the efficiency programs that the company has been implementing and to the fact that extraordinary expenses from previous periods were reported in 1Q14 (which did not occur in 2Q14). The improvements in efficiency in the second quarter can be found primarily in the professional fees’ account. These results led to a significant improvement in the expense to net earned premium ratio, which was situated at 25.4% in 2Q14 versus 27.0% last quarter.

The QoQ decline in income tax (-PEN 6.9 million) was due to an extraordinary adjustment taken in 1Q14 for PEN 5.6 million, which was associated with income tax from 2013.

Financial income fell 26.6% (-PEN 3.5 million) QoQ due to a drop in income from sales of real estate and securities. This decline was attributable to: i) the fact that extraordinary gains were posted in 1Q14 for a real estate sale (PEN 4.4 million) and ii) losses on equity investments (-PEN 2.2 million) in 2Q14 due to a negative market context. These results were offset by higher dividend income (+PEN 2.2 million).

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The table below contains details on the business lines in the Property and Casualty segment:

Underwriting Result by Business Unit

	2Q14				1Q14				2Q13
Underwriting Result by Business Unit PEN million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	89.9	73.1	49.6	212.5	88.9	72.6	49.3	210.8	84.9	69.4	44.1	198.4
Underwriting results	20.7	10.0	23.7	54.4	13.5	14.7	24.2	52.4	8.1	13.7	12.0	33.8
Loss ratio	55.2%	77.0%	38.6%	58.8%	59.3%	70.0%	42.1%	59.0%	62.7%	68.0%	55.6%	63.0%
Underwriting results / net earned premiums	23.0%	13.7%	47.9%	25.6%	15.2%	20.3%	49.0%	24.9%	9.5%	19.8%	27.3%	17.1%

i)	The vehicle insurance business registered an underwriting result of PEN 18.4 million in 2Q14, which represents a 52.7% increase QoQ (+PEN 7.1 million) and 155.4% YoY (+PEN 12.6 million). This result was due primarily to a decrease in the loss ratio, which was associated with a 15% adjustment in the portfolio’s premiums; a move to apply a new risk segmentation process based insured amounts; an increase in deductibles; new requirements for GPS; and an adjustment in the public and interprovincial bus portfolio.

ii)	The Private Health Business posted an underwriting result of PEN 10.0 million in 2Q14, which represents a -32.2% drop QoQ (-PEN 4.7 million). This result was attributable to higher net claims (+PEN 5.4 million), which led the loss ratio to increase 7.1 bps. (70.0% 1Q14 vs 77.1% 2Q14). Growth in net claims was associated with an increase in expenses for the coverage that our insured used abroad given that the cost of medical services has risen. In YoY terms, the underwriting result fell -27.3% despite a higher premiums turnover (PEN 3.6 million). This quarter, the loss ratio increased due to higher costs for medical services and an increase in reserves for claims incurred but not reported (IBNR) in 2Q14.

iii)	The Property and Casualty business (P & C) registered an underwriting result of PEN 23.7 million in 2Q14, which represents a decrease of -1.8% QoQ (-PEN 0.4 million). This result is attributable to higher acquisition costs due to a QoQ increase in underwriting expenses (-PEN 6 million) given that extraordinary income was reported in 1Q14 (but not 2Q14) stemming from a release of uncollectible funds (+PEN 4.5 million). Nevertheless, this effect was mitigated by a decrease in net commissions (-PEN 3 million) due to higher income on ceded commissions in the Property and Casualty line (+PEN 2.8 million). It is important to note the significant increase in premium turnover this quarter (+PEN 27.7 million) due to income from the aviation line. This increase did not affect the net earned premium given that all of this business is facultative (business ceded to reinsurers). In YoY terms, the underwriting result posted a significant increase of +99.8% (+PEN 11.9 million) due to a decrease in net claims (-PEN 5.4 million), which was mainly seen in the Transportation (-PEN 4.0 million) and Technical Lines (-PEN 3.1 million).

With these results, PPS obtained a combined ratio of 99.8% in 2Q14, which can be disaggregated into: 58.8 points for net loss ratio; 15.6 points for business acquisition costs; and 25.4 points for general expenses. These figures compare favorably with last quarter’s results, when the combined ratio was 102.1%. This last percentage can be disaggregated into: 59.0 points for net loss ratio; 16.1 point for business acquisition costs; and 27.0 points for general expenses.

In YoY terms, net earnings increased 137% (PEN 6.7 million in 2Q14 versus -PEN 18.2 million in 2Q13). This growth was due to a significant increase in the underwriting result in the Vehicle and Property and Casualty businesses; lower general expenses; and gains on translation. This result helped mitigate a decrease in financial income; lower miscellaneous income; and higher income tax this quarter. It is important to note that the loss ratio and business acquisition costs in the Car and Property and Casualty businesses have improved significantly.

The underwriting result posted an increase of 60.8% (+PEN 20.6 million) YoY. This was due primarily to the growth in net earned premiums (+PEN 14.1 million YoY) posted by all business lines; significant improvements in loss ratios (58.8% 2Q14 versus 63.0% 2Q13); and a lower acquisition cost (-PEN 6.5 million).

General expenses fell 6% YoY (PEN 54.0 million in 2Q14 versus PEN 57.2 million in 2Q13), which was mainly attributable to the efficiency programs that the company is implementing. The improvements posted in efficiency were primarily seen in Personnel Expenses and Diverse Management Costs. This result generated a significant improvement in the expense to net earned premium ratio of 25.4% versus 28.8% last year.

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Pacifico Vida (PV)

Pacifico Vida reported net earnings of PEN 39.1 million in 2Q14, which represents a 19.4% increase over the PEN 32.7 million obtained in 1Q14. This improvement was due to an increase in the underwriting result posted by the Individual Life and Disability & Survivor (Pension) line; higher premium turnover in Annuities; and an increase in financial income (interest and dividends). This result mitigated an increase in the loss ratio registered in Credit Life; higher miscellaneous expenses (extraordinary) and a lower translation result.

The underwriting result rose 69% (+PEN 7.4 million) QoQ, which was due primarily to an increase in the net earned premium (+PEN 12.0 million), and a decrease in the acquisition cost ratio. In the first case, the result was attributable to an increase in premium turnover in all business lines with the exception of Group Life and a decrease in the reserve ratio (Individual Life and AFP). In the second case, the result was the result of a decrease in the acquisition ratio, which was 29.9% in 2Q14 versus 31.1% in 1Q14 due to an increase in Technical Income.

Financial income increased 2.5% (+PEN 1.7 million) QoQ, which was primarily due to higher interest following an inflation adjustment (+PEN 3.4MM) for VAC assets and higher dividend income (+PEN 1.8MM). This result was attenuated by a decrease in sales of securities (PEN 0.9 million in 2Q14 vs PEN 5.4 million in 2Q14).

Finally, in 2Q14 the translation result totaled PEN 0.8 million, which falls below the PEN 1.7 million posted in 1Q14.

Pacífico Vida

Products	Total Premiums			% Change
PEN million	2Q14	1Q14	2Q13	QoQ	YoY
Individual annuity	81.4	68.7	76.3	18.4%	6.7%
Credit Life	64.1	61.9	54.2	3.6%	18.2%
Individual life	62.0	61.4	55.7	1.0%	11.4%
Group life	42.4	47.0	40.2	-9.7%	5.6%
Personal accidents	14.5	14.4	13.6	0.6%	6.3%
Disability & survivor (Pension)	0.6	1.8	68.8	-66.8%	-99.2%
Total	265.0	255.2	308.8	3.9%	-14.2%

In YoY terms, net income increased 4.5%. Nevertheless, it is important to note that the translation effect in 2Q13 totaled –PEN 17 million versus +PEN 0.8 million in 2Q14. If we compare results before taxes and translation, income in 2Q14 was +PEN 38.3 million versus +PEN 53.9 million in 2T13, which represents a YoY decline of -28.9%.

Lower before tax and translation earnings was attributable to a decrease in the underwriting result (-PEN 8.3 million) and a drop in financial income (-PEN 6.4 million). It is important to note that the decrease in the YoY underwriting result was attributable to the Group Life, Annuities and Credit Life businesses as well as a decrease in premiums after the AFP contract was terminated (-PEN 68 million). This effect was mitigated by a significant increase in premium turnover in other business lines (10% growth on average) and by a drop in the loss ratio this quarter following a release of reserves associated with the AFP account.

Pacifico Salud EPS

EPS reported net earnings of PEN 1.5 million in 2Q14, which represents a 77% decline with regard to the +PEN 6.3 millones obtained in 1Q14. This lower result was attributable to a decrease in the underwriting result (-PEN 6.3 million) QoQ due to an increase in the loss ratio due to seasonality. The higher loss ratio was due to a seasonal effect associated with an increase in claims frequency in 2Q14 (85.2% in 2Q14 versus 79.8% in 1Q14). It is important to note that acquisition costs dropped QoQ.

40

In YoY terms, earnings fell 49% (-PEN 1.4 million). It is important to mention that the translation effect in 2Q14 was –PEN 0.01 million versus +PEN 3.2 million in 2Q13, which led to a drop in earnings. If we compare the results before translation, income in 2Q14 was PEN 2.2 million versus PEN 0.3 million in 2Q13.

This improvement was due to a higher underwriting result (+PEN 1.8 million) due to an increase in the net earned premium and lower underwriting expenses as well as higher Financial Income and Miscellaneous Income (adjustments to provisions for expenses from previous periods).

Medical Subsidiaries

The medical subsidiaries reported net earnings after minority interest of PEN 0.2 million in 2Q14, which although representing an 82% decline with regard to the figure reported in 1Q14 (PEN 1.2 million), reveals an improvement in YoY terms 2Q13 (-PEN 1.8 million). This drop was due to higher general expenses and a lower result from Pacifico Asiste as a subsidiary of Dr.+.

The underwriting result registered an increase of +PEN 4.5 million QoQ and +PEN 5.7 million YoY due mainly to an increase in sales at the network’s clinics (more medical services provided) and an increase in the complexity of the services requested (this boosts the average billing amount). These effects mitigated the decrease in the gross margin (27.4% vs 27.8% QoQ vs. 28.0% YoY).

The increase in general expenses was due primarily to operations start-up at the new Centro Clínico La Molina and higher expenses in Clínica del Sur.

	Quarter			% Change
PEN (000)	2Q14	1Q14	2Q13	QoQ	YoY
Underwritting result *	32,796	28,507	27,717	15%	18%
Financial income **	1,048	2,056	-1,950	-49%	154%
Operating expense	31,362	28,589	33,181	10%	-5%
Non recurrents expenses	-	-	-	-	-
Income before minority interest	221	1,222	-6,044	-82%	104%
Net income	199	1,178	-5,002	-83%	104%

 * Income from medical service - cost from medical service.

** Considers Other income.

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VIII. Prima AFP

Main financial indicators	Quarter			% Change		Year to date		% Change
PEN (000) (1)	2Q14	1Q14	2Q13	QoQ	YoY	Jun 14	Jun 13	Jun 14 / Jun 13
Fee income	92,370	97,247	90,469	-5.0%	2.1%	189,617	178,885	6.0%
Administrative and sale expenses	(34,475)	(35,456)	(38,101)	-2.8%	-9.5%	(69,931)	(75,929)	-7.9%
Depreciation and amortization	(5,050)	(5,016)	(4,784)	0.7%	5.5%	(10,065)	(9,338)	7.8%
Net operating income	52,846	56,775	47,584	-6.9%	11.1%	109,621	93,618	17.1%
Other income and expenses, net	4,459	(627)	(120)	-811.2%	-3815.8%	3,832	(789)	-585.7%
Income tax	(16,613)	(18,031)	(11,933)	-7.9%	39.2%	(34,644)	(26,714)	29.7%
Net income before translation results	40,692	38,118	35,531	6.8%	14.5%	78,809	66,114	19.2%
Translations results	96	9	3,552	965.9%	-97.3%	105	2,986	-96.5%
Net income	40,787	38,127	39,082	7.0%	4.4%	78,914	69,100	14.2%
ROAE (2)	34.8%	32.3%	38.8%	-	-	32.9%	33.5%	-
Total assets	781,871	863,473	735,479	-9.5%	6.3%
Total liabilities	286,870	419,773	313,748	-31.7%	-8.6%
Net shareholders' equity	495,001	443,701	421,731	11.6%	17.4%

(1) IFRS.

(2) Net shareholder's equity include unrealized gains from Prima's investment portfolio.

In the second quarter of 2014 Prima AFP’s net income totaled PEN 40.8 million, which represented a 7.0% increase with regard to 1Q14’s figure (PEN 38.1 million). This result was due primarily to: i) a real estate sale that generated earnings of PEN 5.6 million and ii) a reversal of PEN 2.0 million for income tax provisions for 2013. The aforementioned were decreased by iii) an income deferral in May for PEN 5.4 million, in accordance with SBS rules.

The table below contains information on the main indicators for Prima AFP and the SPP:

	PRIMA	System	% Share	PRIMA	System	% Share
Quarterly main indicators and market share	2Q14	2Q14	2Q14	1Q14	1Q14	1Q14
Affiliates	1,465,058	5,593,435	26.2%	1,467,097	5,537,146	26.5%
New affiliations (1)	-	66,275	0.0%	-	67,642	0.0%
Funds under management (PEN million)	34,670	108,499	32.0%	32,915	103,157	31.9%
Collections (PEN million) (1)	695	2,013	34.5%	682	1,961	34.8%
Voluntary contributions (PEN million)	249	570	43.6%	239	555	43.1%
RAM (PEN million) (2)	2,049	6,003	34.1%	2,036	5,919	34.4%

Source: Superintendencia de Banca, Seguros y AFP

(1) Accumulated to the Quarter.

(2) PRIMA AFP estimates on June 2014. Average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Commercial Results

At the end of 2Q14, there were 5.6 million affiliates in the SPP. In the second quarter of 2014, new affiliations to the System totaled 66,275, which represented a 2.0% drop with regard to the capture level in 1Q14.

Prima AFP’s funds under management at the end of June 2014 totaled PEN 34,670 million, which represents 32.0% of SPP’s total portfolio. In comparison to last quarter (PEN 32,915 million), the company’s portfolio under management grew 5.3%.

Collections of new contributions to the fund managed by Prima AFP totaled PEN 695 million in the second quarter of the year, which represented 34.5% of the total collections made to the SPP. This result is similar to that recorded in the period prior to 1Q14, when the company’s collections totaled PEN 682 million and its market share in the SPP was 34.8%.

The company’s RAM indicator (monthly insurable remuneration, which is the income base for AFPs) totaled PEN 2,049 million at the end of June 2014. This translated into a market share of 34.1%.

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Investments

In the international ambit, the world’s main regions evolved along differentiated paths. The Federal Reserve of the United States continued to progressively cut its monetary stimulus in a context of lower-than-expected growth. The European Central Bank (ECB) announced a series of expansive monetary policies that drove the deposit rate into the negative range. Finally, the Chinese government implemented expansive measures to offset last quarter’s deceleration in a more targeted fashion.

This quarter, local economic indicators continued a downward trajectory. This was reflected in this Q’s economic figures, which fell below expectations. Nevertheless, a gradual improvement is expected in the second quarter when different projects in the mining and infrastructure sector are executed; the volume of mining exports increases; and the government’s expenditure for investment rises, among other factors.

The Central Reserve Bank of Peru (BCRP) dropped its reference rate by 0.25% to 3.75%. BCRP indicated that this decision was not to be taken as a precursor to a sequence of reductions but reserved the right to apply this expansive measure again if necessary. This environment has been favorable for investments in local equity instruments that, as measured by the GBI-Peru indicator, have led to a yield of 6.1% in the second quarter of the year alone.

During the second quarter of 2014, the local market experienced a positive trend. The General Index of the Lima Stock Exchange (IGBVL) progressed 16.5% due, among other factors, to a recovery in the price of commodities and a subsequent improvement in the price of the world’s main mining shares. An improvement in the outlook for growth in China’s economy had a positive effect on different assets in emerging markets. In this context, and due to the gradual increase in the AFPs’ ceiling for foreign investment, which represented 40% of total investment in the month of July, Prima AFP continues to diversify and optimize its investment portfolios to obtain better levels of risk-adjusted profitability.

The aforementioned factors affected the profitability of our funds under management, which over the last 12 months (June 2014 / June 2013) obtained nominal profitability of 3.7%, 6.2% and 5.7% respectively. In this scenario, Prima AFP ranked second in Funds 1, 2 and 3 in the system’s ranking for profitability.

If we analyze a longer period, it is evident that in the period comprising SPP’s creation and the date on which this report was compiled (June 2014 / June19943), the nominal analyzed profitability of the funds managed by the AFP was 12.2% in nominal terms and 7.4% in real terms.

The table below shows the structure of Prima AFP’s funds under management at the end of the second quarter of 2014:

Funds under management as of June 2014	Jun 14	% Share	Mar 14	% Share
Fund 1	4,076	11.8%	3,874	11.8%
Fund 2	22,801	65.8%	21,636	65.7%
Fund 3	7,793	22.5%	7,405	22.5%
Total PEN million	34,670	100.0%	32,915	100.0%

 Source: Superintendencia de Banca, Seguros y AFP.

Financial Results

Income

Prima AFP’s fee income in the second quarter totaled PEN92.4million, which represented a 5.0% decline QoQ and 2.1% growth YoY. The quarterly drop in this account was due to income deferral following the application of NIC 18 to cover a future scenario in which some affiliates may stop paying commissions to the AFP but who will, nonetheless, continue to receive administration services for their pension funds. The amount of this deferral is calculated by applying a discount to the figure forecasted for expenses relative to administration services, which is reviewed on a quarterly basis. The differences that arise generate an impact that is either positive or negative. At the end of 2Q14 and 1Q14, the impact generated by the deferral was negative, totaling PEN 5.4million and PEN 0.8 million respectively. It is important to note that the variation in the impact seen this Q was due to the fact that the SBS issued a ruling requiring for Prima AFP to include certain variables in their calculations. This caused the impact to increase. In the next few months, the impact is expected to be less material and more stable. If we isolate these effects, the company’s income in QoQ terms posted virtually no variation.

3 Oldest information available at www.sbs.gob.pe

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To analyze the company’s income it is necessary to consider the current commission schemes available to affiliates (one of the two options below must be chosen):

i)	Commission for flow: 1.60% applied to the affiliates’ monthly remuneration.

ii)	Mixed Commission: Mixed commission: composed of a flow commission of 1.51%, which is applied to affiliates’ monthly remuneration, plus a commission of 1.25% a year, which is applied to the new balance (generated as of February 2013 for new affiliates to the system and beginning in June 2013 for old affiliates who have chosen this commission scheme).

Expenses

Administrative and sales expenses in 2Q14 totaled PEN 34.5million, which represented a decrease of 2.8% with regard to last quarter. This was mainly attributable to a decrease in expenses for systems, operations, collections management and maintenance of infrastructure. A YoY comparison reveals a decrease of 9.5% due to expenses for the sales force and third party services. It is important to note that until May 2013, Prima AFP had the exclusive right to capture new affiliates from the SPP, which required more human and administrative resources.

Depreciation and amortization expenses held steady QoQ at /.5.0 million. These expenses include expenses to amortize tangible assets (obtained in the framework of the fusion with Union Vida) as well as the depreciation of real estate, equipment and systems.

In the second quarter of 2014, operating income was situated at PEN 52.8 million. This result reflects a 6.9% decrease QoQ, which was attributable to the income deferral described above. Nevertheless, in YoY terms, 11.1% growth was evident.

In the month of June, the company sold a piece of real estate (Av. Carnaval y Moreyra, San Isidro) for PEN 6.8 million (equivalent in US Dollars), which led to earnings of PEN 5.6 million. This real estate was not used for company operations and as such, represented a good sales opportunity.

After deducting other income and expenses, as well as the income tax provision, net income totaled PEN40.8 million. This result reflected a 7.0% increase QoQ and a 4.4% increase YoY.

In 2Q14, the return on average equity (ROAE)4 reached 34.8%, which tops the figure registered the previous quarter (32.3%). In January-June 2014, Prima AFP’s ROAE was situated at 32.9%.

If we isolate the extraordinary effects that have occurred thus far this year (adjustment for income deferral, an income tax reversal, and earnings on a real estate sale), Prima AFP’s ROAE is situated at 32.2% and 32.8% for 2Q14 and 1Q14 respectively.

At the end of June 2014, Prima AFP reported an asset level of PEN 781.9 million, shareholders’ equity of PEN 495.0 million and liabilities for PEN 286.9 million.

Other relevant aspects

As of August 01, 2014, independent workers who were born after August 01, 1973 will be obligated to make contributions to the pension system.

4 Calculation of the ROAE to total equity (includes unrealized earnings on reserves).

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Independent workers who are affiliated to the SPP will contribute to their AFPs whereas new affiliates can choose between the SPP and SNP (National Pension System). If affiliates choose the SPP, they will enter the AFP that won the tender held on December 2012.

To determine the modality through which independent workers will contribute to the SPP, the Congress of the Republic passed Law N° 30082. This legislation stipulated that independent workers’ obligatory contributions will be staggered over four years. The contribution scale for these affiliates will be as follows:

▪	Period from August 2014 to July 2015: 2.5%
▪	Period from August 2015 to July 2016: 5.0%
▪	Period from August 2016 to July 2017: 7.5%
▪	As of August 2017: 10%

To ensure that the commissions paid by independent workers who contribute less than 10% to the system are proportional to the commissions paid by dependent affiliates, SBS Resolution No.4577-2014 was published on July 18, 2014. This resolution authorizes the AFP to offer commission discount plans to this group of affiliates. On the same date, Prima AFP made an announcement to the market that it would reduce its commissions5 by 75% for the August 2014-July 2015 period for independent workers born after August 01, 1973 who contribute less that 10% of their monthly earnings to their pension funds. In August 2015-July 2016, the discount will be 50% and in August 2016-July 2017, the discount will be 25%.

5 This discount will apply to the commission on remuneration and to the component applicable to remuneration in the mixed commission scheme that are in effect at the time.

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IX. Economic Outlook

In 1Q14, the Peruvian economy reported growth of 4.8%. This expansion was led by the non-primary sectors, which posted noteworthy growth in the construction, commerce and service segments. The primary sectors grew 4.2%, led by primary manufacturing and hydrocarbons.

In terms of expenditure items, internal demand grew 4.5% in 1Q14. This was due primarily to the evolution of private consumption and public expenditure. Private consumption grew 5.1%, which is similar to the rate reported in 1Q13. This dynamism was driven by a climate of consumer confidence (although more moderate than in previous years) and growth in consumption and employment. This Q, private investment grew 1.6%, primarily due to the deceleration in the construction sector, capital goods imports and the slow evolution of investment projects, particularly in the mining sector.

In terms of public expenditure, consumption rose 9.5% in real terms due to more spending at the national and local government levels. Investment grew 8.3% during the same period, which was primarily attributable to investments by national and regional governments.

In April, the economy reported growth of 2.0%, which fell below the figure expected by consensus opinion. This result was due primarily to a decline in mining (-6.1%) and construction (-8.9%). Another factor that affected growth this month was the statistical effect derived from fewer business days in Apr-14 in comparison to Apr-13. As such, we expect the rate of growth to stabilize in the second half of the year to situate at 4.3% for 2014.

External Sector

In 1Q14, exports totaled USD 9,018 MM, which falls 12.3% below the figure posted at the same time last year. This decline was due mainly to lower prices, particularly for traditional products. The export volume fell 0.4% due to a drop in deliveries of traditional products (copper, gold and oil), which was partially offset by an increase in exports of fishmeal and non-traditional products (agriculture and livestock, fishing and chemicals). This Q, export prices fell 11.9% due to lower prices for traditional products and copper, gold and fishmeal in particular.

During the same period, imports totaled USD 9,956 MM, which represents a decline of 2.7% with regard to the same period last year. Imported volumes fell slightly by 0.9%, due to a decrease in the consumption of durable goods, capital goods and some inputs such as oil, iron and steel. This result was offset by higher volumes of imported goods for non-durable consumption and inputs for the food industry. The average price of imports fell 1.8% with regard to 1Q13, which reflects a decline in prices for inputs and non-durable consumer goods.

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In April and May of this year, the commercial deficit was situated at USD 661 MM and USD 746 MM respectively. Thus far this year, the accumulated commercial deficit totaled USD 2,058 MM due to a nominal decline of 11.9% in exports and a 2.9% reduction in imports.

Prices and the Exchange Rate

Inflation topped 3.45% in 2Q14 and closed above BCRP’s target range (2.0% +/- 1pp). This level was attributable to both temporary supply factors and more persistent factors of demand. In coming months, annual inflation will situate in the upper limit of the target range due to the persistent effect of supply factors, which generated higher inflation in previous months, and despite the fact that productive activity has posted weak performance. In this context, we estimate that inflation will situate at 3.2% at year-end.

Despite high inflation, and given that economic growth in 1Q14 was one of the lowest recorded since 2009, the BCRP reduced the reference rate to 3.75% in Jul-14. This decision took the market, which expected rates to hold at 4.00%, by surprise. In our opinion, the BCRP sought to give the market a sign that it supports economic recovery. We believe that BCRP will continue to prioritize legal reserves in PEN but also think that in coming months, the entity will lower its reference rate to 3.50%. This decision, however, will depend on inflation data in coming months.

This past quarter was marked by exchange rate volatility. An increase in aversion to global risk after the conflict in Iraq intensified, coupled with low growth rates and an announcement that the Fed would be tapering its stimulus, generated upward pressures on the exchange rate due a higher demand for dollars from AFPs and local investors. Nevertheless, at the end of June the exchange rate fell due to local companies’ sales of dollars in a context in which the banks reduced their exchange positions despite a market drawback. In this scenario, the Sol appreciated 0.35% QoQ. Given the recent evolution, the exchange rate may close the year below the lower limit of our forecast, which is located in situate in the range of USD-PEN 2.83-2.85.

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Fiscal Sector

At the end of June, the non-financial public sector reported a surplus of PEN 11,300 MM, which falls below the PEN 2,785 MM obtained during the same period in 2013. This result was attributable to an increase in non-financial expenditures at the general government level.

The central government’s current income totaled PEN 55,931 MM, which represents a 7.9% increase YoY. The national government’s tax revenues increased 6% due to higher collections for Income Tax, IGV and non-tax revenues.

The central government’s non-financial expenditure increased 16.7%, which was due primarily to high growth at the national and regional government levels. On the contrary, expenditure at the local government level fell 0.5%, which was due primarily to a drop investment execution.

In this context, the non-financial sector’s economic result for the last 12 months was equivalent to a surplus of 1.0% of GDP.

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Financial Sector

Loan growth in 1Q14 was up 14.3% this Q (4Q13: 13.6%). Loan recovery continued in Apr-14 (14.9%) and May-14 (15.4%). This quarter we continued to see a differentiated dynamic between loans in PEN and those in US Dollars, which was attributable to the measures adopted by the Central Reserve Bank (BCRP) to modify legal reserve requirements to promote ordered growth in loans and reduce dollarization in the financial system. Despite this scenario, growth was posted in loans in US Dollars in April, rising from 2.3% in Jan-14 to 4.4% in May-14. During this same period, loans in PEN rose from 23.6% in Jan-14 to 4.4% in May-13. By loan type, loans to businesses increased 16.8% in May-14, which was primarily driven by loans to the private sector throughout this year. In terms of company size, loans to the corporate sector and large companies posted the highest growth due to a demand for loans in dollars. Growth in consumer and mortgage loans remained steady this quarter. Specifically, consumer loans grew 12.5% while mortgage loans expanded 14.1%. In both segments, there was a prevailing preference for financing in PEN.

Based on the aforementioned, we expect loan growth to situate at 14% this year due primarily to LC loans. This evolution is consistent with a moderation in internal demand and the fact that the corporate sector is using less external financing. We also expect the BCRP to continue reducing the legal reserve rate in PEN to stimulate loan growth in this currency.

Main Economic Indicators

	2012	2013					2014
	Year	IQ	IIQ	IIIQ	IVQ	Year	IQ
GDP (US$ MM)	192,905	48,824	51,253	49,901	52,358	202,336	47,783
Real GDP (var. %)	6.0	4.6	6.3	5.3	6.9	5.8	4.8
GDP per-capita (US$)	6,386	6,431	6,735	6,543	6,850	6,640	6,238
Domestic demand (var. %)	8.0	10.2	7.2	5.1	5.9	7.0	4.5
Consumption (var. %)	6.1	5.1	5.4	5.2	6.0	5.4	5.1
Private Investment (var. %)	16.3	9.7	13.3	6.6	2.4	7.6	2.5
CPI (annual change, %)	2.6	2.59	2.77	2.83	2.86	2.9	3.38
Exchange rate, eop (S/. per US$)	2.55	2.59	2.78	2.78	2.80	2.80	2.81
Devaluation (annual change, %)	-5.4	-2.97	4.19	7.07	9.63	9.63	8.50
Exchange rate, average (S/. per US$)	2.63	2.59	2.75	2.78	2.79	2.73	2.81
Non-Financial Public Sector (% of GDP)	2.3	6.4	4.0	-0.1	-5.9	0.9	6.0
Central government current revenues (% of GDP)	19.1	20.1	19.5	17.8	18.3	18.9	22.2
Tax Income (% of GDP)	16.5	17.3	16.5	15.6	16.1	16.3	19.3
Non Tax Income (% of GDP)	2.6	2.9	3.0	2.2	2.2	2.5	2.9
Current expenditures (% of GDP)	12.4	10.8	11.4	13.5	15.3	12.8	12.3
Capital expenditures (% of GDP)	4.4	3.2	3.9	5.6	5.9	4.7	4.1
Trade Balance (US$ MM)	5,232	48	-525	16	422	-40	-674
Exports (US$ MM)	46,367	10,278	10,004	11,143	10,752	42,177	9,282
Imports (US$ MM)	41,135	10,230	10,529	11,128	10,331	42,217	9,956
Current Account Balance (US$ MM)	-6,281	-2,696	-2,593	-2,742	-1,095	-9,126	-2,872
Current Account Balance (% of GDP)	-3.3	-5.5	-5.1	-5.5	-2.1	-4.5	-6.0

Source: BCR, INEI, estimated by BCP.

49

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Crédito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

50

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In PEN thousands, IFRS)

	As of			% Change
	Jun 14	Mar 14	Jun 13	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,268,020	3,916,728	3,364,163	9.0%	26.9%
Interest bearing	18,840,530	19,451,506	17,286,982	-3.1%	9.0%
Total cash and due from banks	23,108,550	23,368,234	20,651,144	-1.1%	11.9%

Marketable securities, net	2,249,019	1,818,592	796,854	23.7%	182.2%

Loans	73,464,928	70,447,216	59,404,149	4.3%	23.7%
Current	71,524,773	68,623,076	58,152,474	4.2%	23.0%
Past due	1,940,155	1,824,140	1,251,675	6.4%	55.0%
Less - net provisions for possible loan losses	(3,072,244)	(2,946,798)	(2,095,546)	4.3%	46.6%
Loans, net	70,392,684	67,500,418	57,308,603	4.3%	22.8%

Investments securities available for sale	19,543,030	19,857,411	21,369,245	-1.6%	-8.5%
Reinsurance assets	491,821	570,200	520,865	-13.7%	-5.6%
Premiums and other policyholder receivables	584,692	561,438	578,167	4.1%	1.1%
Property, plant and equipment, net	2,163,838	2,104,130	1,690,455	2.8%	28.0%
Due from customers on acceptances	152,901	135,841	139,831	12.6%	9.3%
Other assets	8,454,883	8,096,912	7,805,272	4.4%	8.3%

Total assets	127,141,418	124,013,175	110,860,437	2.5%	14.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and Obligations
Non-interest bearing	19,669,034	19,288,739	15,863,730	2.0%	24.0%
Interest bearing	55,942,026	55,244,794	49,695,416	1.3%	12.6%
Total deposits and Obligations	75,611,060	74,533,533	65,559,146	1.4%	15.3%

Due to banks and correspondents	11,659,253	10,596,684	8,825,236	10.0%	32.1%
Acceptances outstanding	152,901	135,841	139,831	12.6%	9.3%
Reserves for property and casualty claims	918,490	1,024,244	4,022,485	-10.3%	-77.2%
Reserve for unearned premiums	4,220,503	4,106,277	678,575	2.8%	522.0%
Reinsurance payable	229,201	159,396	222,892	43.8%	2.8%
Bonds and subordinated debt	14,910,646	15,075,214	14,513,215	-1.1%	2.7%
Other liabilities	5,805,852	5,553,999	5,575,328	4.5%	4.1%
Total liabilities	113,507,906	111,185,188	99,536,709	2.1%	14.0%

Capital stock	1,318,993	1,318,993	1,312,858	0.0%	0.5%
Treasury stock	(208,176)	(207,444)	(207,159)	0.4%	0.5%
Capital surplus	275,032	289,090	274,287	-4.9%	0.3%
Reserves	9,288,799	9,314,193	8,051,319	-0.3%	15.4%
Unrealized gains	811,774	580,953	656,218	39.7%	23.7%
Retained earnings	1,320,946	662,125	720,902	99.5%	83.2%

Minority interest	826,144	870,078	515,304	-5.0%	60.3%

Total liabilities and net shareholders' equity	127,141,418	124,013,175	110,860,437	2.5%	14.7%

Off balance sheet	46,931,610	46,828,040	44,525,816	0.2%	5.4%

51

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In PEN thousands, IFRS)

	Quarter			% Change		Year to date		% Change
	2Q14	1Q14	2Q13	QoQ	YoY	Jun 14	Jun 13	YoY

Interest income and expense
Interest and dividend income	2,144,737	1,876,180	1,719,354	14.3%	24.7%	4,020,917	3,386,108	18.7%
Interest expense	(534,237)	(474,457)	(520,407)	12.6%	2.7%	(1,008,694)	(1,022,546)	-1.35%
Net interest income	1,610,499	1,401,724	1,198,947	14.9%	34.3%	3,012,223	2,363,562	27.4%

Net provisions for loan losses	(480,731)	(364,600)	(313,033)	31.9%	53.6%	(845,332)	(558,018)	51.5%

Non financial income
Fee income	612,585	609,105	578,772	0.6%	5.8%	1,221,689	1,086,964	12.4%
Net gain on foreign exchange transactions	140,839	132,189	146,566	6.5%	-3.9%	273,028	270,831	0.8%
Net gain on sales of securities	56,103	119,518	(35,046)	-53.1%	-260.1%	175,621	25,316	593.7%
Other	64,104	23,559	10,727	172.1%	497.6%	87,663	47,221	85.6%
Total non financial income, net	873,631	884,371	701,019	-1.2%	24.6%	1,758,002	1,430,332	22.9%

Insurance premiums and claims
Net premiums earned	544,731	518,498	540,035	5.1%	0.9%	1,063,228	1,042,042	2.0%
Net claims incurred	(356,355)	(336,830)	(376,822)	5.8%	-5.4%	(693,185)	(717,145)	-3.3%
Net technical commissions and expenses	(84,211)	(84,565)	(80,754)	-0.4%	4.3%	(168,776)	(150,135)	12.4%
Total Insurance services technical result	104,165	97,102	82,458	7.3%	26.3%	201,267	174,761	15.2%

Medical Services Technical Result	25,242	20,710	17,526	21.9%	44.0%	45,952	31,815	44.4%

Operating expenses
Salaries and employees benefits	(699,013)	(607,232)	(575,511)	15.1%	21.5%	(1,306,245)	(1,120,307)	16.6%
Administrative and general expenses	(485,342)	(391,462)	(428,369)	24.0%	13.3%	(876,804)	(808,521)	8.4%
Depreciation and amortization	(103,939)	(94,789)	(85,740)	9.7%	21.2%	(198,728)	(165,882)	19.8%
Other	(40,472)	(34,728)	(44,081)	16.5%	-8.2%	(75,200)	(80,110)	-6.1%
Total operating expenses	(1,328,766)	(1,128,212)	(1,133,702)	17.8%	17.2%	(2,456,977)	(2,174,821)	13.0%

Operating income	804,041	911,095	553,216	-11.8%	45.3%	1,715,136	1,267,631	35.3%
Translation result	581	(1,002)	(213,021)	-158.0%	-100.3%	(421)	(261,132)	-99.8%
Income taxes	(204,934)	(230,815)	(193,231)	-11.2%	6.1%	(435,749)	(380,296)	14.6%

Net income	599,687	679,278	146,964	-11.7%	308.1%	1,278,965	626,202	104.2%
Minority interest	15,002	17,154	864	-12.5%	1636.3%	32,156	10,917	194.6%
Net income attributed to Credicorp	584,685	662,125	146,100	-11.7%	300.2%	1,246,810	615,286	102.6%

52

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	2Q14	1Q14	2Q13	Jun 14	Jun 13
Profitability
Net income per common share (PEN per share) (1)	7.33	8.30	1.83	15.63	7.71
Net interest margin on interest earning assets (2)	5.7%	5.2%	4.9%	5.6%	4.9%
Return on average total assets (2)(3)	1.9%	2.2%	0.5%	2.1%	1.1%
Return on average shareholders' equity (2)(3)	18.9%	22.3%	5.4%	20.2%	11.5%
No. of outstanding shares (millions) (4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	2.64%	2.59%	2.11%	2.64%	2.11%
NPL ratio	3.30%	3.27%	2.73%	3.30%	2.73%
Coverage of PDLs	158.35%	161.54%	167.42%	158.35%	167.42%
Coverage of NPLs	126.60%	127.96%	129.34%	126.60%	129.34%
Reserves for loan losses / Total loans	4.18%	4.18%	3.53%	4.18%	3.53%

Operating efficiency
Oper. expenses as a percent. of total income (5)(6)	43.9%	40.8%	43.9%	42.4%	43.7%
Oper. expenses as a percent. of av. tot. assets (2)(3) (5)	4.1%	3.7%	3.9%	3.9%	3.9%

Average balances (millions of PEN) (3)
Interest earning assets	112,836.12	107,137.44	98,339.64	108,398.83	95,610.10
Total assets	125,577.30	119,278.32	110,465.16	120,842.44	107,892.17
Net shareholder's equity	12,382.64	11,894.71	10,737.79	12,319.44	10,718.37

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expenses exclude Other expenses.

(6) The efficiency ratio excluding Mibanco, decrease from 43.9% 1Q14 to 42.7% 2Q14.

53

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In PEN thousands, IFRS)

		As of		% Change
	Jun 14	Mar 14	Jun 13	QoQ	YoY
ASSETS
Cash and due from banks	22,661,390	22,823,078	20,312,641	-0.7%	11.6%
Cash and BCRP	19,268,178	19,188,564	18,676,370	0.4%	3.2%
Deposits in other Banks	3,090,242	3,130,694	1,414,710	-1.3%	118.4%
Interbanks	297,004	498,207	209,732	-40.4%	41.6%
Accrued interest on cash and due from banks	5,966	5,613	11,829	6.3%	-49.6%

Marketable securities, net	1,717,501	1,311,669	311,390	30.9%	451.6%

Loans	71,396,079	68,322,000	57,551,843	4.5%	24.1%
Current	69,457,362	66,499,323	56,310,832	4.4%	23.3%
Past Due	1,938,717	1,822,677	1,241,011	6.4%	56.2%
Less - net provisions for possible loan losses	(3,071,051)	(2,945,030)	(2,093,561)	4.3%	46.7%
Loans, net	68,325,028	65,376,970	55,458,282	4.5%	23.2%

Investment securities available for sale	11,141,032	11,725,243	13,786,681	-5.0%	-19.2%
Property, plant and equipment, net	1,513,366	1,488,120	1,154,529	1.7%	31.1%
Due from customers acceptances	152,901	135,841	139,831	12.6%	9.3%
Other assets	3,880,598	4,214,968	3,841,945	-7.9%	1.0%

Total assets	109,391,816	107,075,889	95,005,299	2.2%	15.1%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	72,094,494	70,904,942	62,219,124	1.7%	15.9%
Demand deposits	22,521,187	21,940,574	18,783,753	2.6%	19.9%
Saving deposits	19,036,056	19,690,923	16,460,491	-3.3%	15.6%
Time deposits	23,183,075	22,791,626	20,464,600	1.7%	13.3%
Severance indemnity deposits (CTS)	7,148,162	6,251,380	6,307,951	14.3%	13.3%
Interest payable	206,014	230,439	202,329	-10.6%	1.8%

Due to banks and correspondents	13,674,528	12,613,264	11,281,346	8.4%	21.2%
Bonds and subordinated debt	12,263,511	12,294,925	11,596,063	-0.3%	5.8%
Acceptances outstanding	152,901	135,841	139,831	12.6%	9.3%
Other liabilities	1,932,295	2,300,078	2,321,967	-16.0%	-16.8%

Total liabilities	100,117,729	98,249,050	87,558,331	1.9%	14.3%

Net shareholders' equity	8,937,830	8,479,823	7,430,390	5.4%	20.3%
Capital stock	4,429,372	4,429,372	3,443,147	0.0%	28.6%
Reserves	2,542,915	2,542,915	2,193,120	0.0%	15.9%
Unrealized Gains and Losses	423,344	398,417	362,824	6.3%	16.7%
Retained Earnings	631,001	631,001	994,474	0.0%	-36.5%
Income for the year	911,198	478,118	436,825	90.6%	108.6%

Minority interest	336,257	347,016	16,578	-3.1%	1928.3%

Total liabilities and net shareholders' equity	109,391,816	107,075,889	95,005,299	2.2%	15.1%

Off-balance sheet	45,253,550	45,235,647	44,225,674	0.0%	2.3%

54

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In PEN thousands, IFRS)

	Quarter			% Change		Year to date		% Change
	2Q14	1Q14	2Q13	QoQ	YoY	Jun 14	Jun 13	Jun 14 / Jun 13
Interest income and expense
Interest and dividend income	2,014,370	1,757,227	1,617,815	14.6%	24.5%	3,771,597	3,171,367	18.9%
Interest expense	(506,908)	(466,230)	(514,916)	8.7%	-1.6%	(973,138)	(1,003,995)	-3.1%
Net interest income	1,507,462	1,290,997	1,102,899	16.8%	36.7%	2,798,459	2,167,372	29.1%
Net provision for loan losses	(481,036)	(365,020)	(313,465)	31.8%	53.5%	(846,056)	(558,166)	51.6%

Non financial income
Fee income, net	478,007	471,986	417,126	1.3%	14.6%	949,993	835,245	13.7%
Gain on foreign exchange transactions, net	136,567	125,967	138,448	8.4%	-1.4%	262,534	262,307	0.1%
Gain on sales of securities, net	13,897	2,173	(95,478)	539.4%	-114.6%	16,071	(72,991)	-122.0%
Other	13,860	10,782	10,697	28.5%	29.6%	24,642	41,484	-40.6%
Total non financial income, net	642,331	610,908	470,793	5.1%	36.4%	1,253,240	1,066,045	17.6%

Operating expenses
Salaries and employees benefits	(560,131)	(472,524)	(404,597)	18.5%	38.4%	(1,032,655)	(853,331)	21.0%
Administrative expenses	(387,550)	(298,278)	(319,521)	29.9%	21.3%	(685,828)	(618,566)	10.9%
Depreciation and amortization	(81,439)	(72,936)	(62,296)	11.7%	30.7%	(154,375)	(128,000)	20.6%
Other	(33,579)	(25,526)	(64,506)	31.5%	-47.9%	(59,105)	(93,536)	-36.8%
Total operating expenses	(1,062,699)	(869,264)	(850,920)	22.3%	24.9%	(1,931,963)	(1,693,433)	14.1%

Operating Income	606,058	667,621	409,307	-9.2%	48.1%	1,273,680	981,818	29.7%
Translation result	(1,198)	(1,947)	(172,328)	-38.5%	-99.3%	(3,145)	(212,854)	-98.5%
Income taxes	(170,049)	(186,813)	(168,067)	-9.0%	1.2%	(356,862)	(331,158)	7.8%
Minority interest	(1,732)	(743)	1,032	133.1%	-267.8%	(2,475)	(982)	152.0%
Net income	433,079	478,118	69,944	-9.4%	519.2%	911,198	436,824	108.6%

55

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	2Q14	1Q14	2Q13	Jun 14	Jun 13
Profitability
Net income per common share (PEN per share) (1)	0.092	0.101	0.015	0.193	0.093
Net interest margin on interest earning assets (2)	5.90%	5.33%	5.02%	5.71%	5.07%
Return on average total assets (2)(3)	1.6%	1.9%	0.3%	1.8%	0.9%
Return on average shareholders' equity (2)(3)	19.9%	22.8%	3.9%	21.1%	12.0%
No. of outstanding shares (million)	4,722.75	4,722.75	4,722.75	4,722.75	4,722.75

Quality of loan portfolio
PDL ratio	2.72%	2.67%	2.16%	2.72%	2.16%
NPL ratio	3.40%	3.37%	2.80%	3.40%	2.80%
Coverage of PDLs	158.4%	161.6%	168.7%	158.4%	168.7%
Coverage of NPLs	126.6%	128.0%	130.1%	126.6%	130.1%
Reserves for loan losses as a percentage of total loans	4.3%	4.3%	3.6%	4.3%	3.6%

Operating efficiency
Oper. expenses as a percent. of total income (4)	48.5%	44.7%	49.3%	46.7%	49.0%
Oper. expenses as a percent. of av. tot. Assets (2)(3)(4)	3.8%	3.3%	3.3%	3.6%	3.4%

Capital adequacy
Total Regulatory Capital (PEN million)	11,472.2	11,477.0	10,209.8	11,472.16	10,209.8
Tier I ratio	9.72%	10.02%	9.86%	-	-
Common Equity Tier I ratio	7.18%	6.92%	7.10%	-	-
BIS ratio	14.58%	15.07%	15.06%	-	-
				-	-
Average balances (PEN million) (3)
Interest earning assets	102,190.3	96,800.8	87,920.4	98,053.7	85,426.1
Total Assets	108,233.9	102,783.0	95,521.3	103,941.0	93,138.6
Net shareholders' equity	8,708.8	8,393.4	7,200.8	8,622.4	7,253.8

(1) Shares outstanding of 4,722 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory Capital/ risk-weighted assets. Risk weighted assets include market risk and operation risk.

56

PACIFICO GRUPO ASEGURADOR (PGA)

(In PEN thousand)

	Quarter			% Change		Year to date		% Change
	2Q14	1Q14	2Q13	QoQ	YoY	Jun 14	Jun 13	Jun 14 / Jun 13
Results
Written premiums	779,524	745,001	776,148	4.6%	0.4%	1,524,525	1,502,546	1.5%
Ceded Premiums	125,731	95,043	103,563	32.3%	21.4%	220,774	212,414	3.9%
Unearned premium reserves	99,929	114,947	117,310	-13.1%	-14.8%	214,876	218,104	-1.5%
Net earned premiums	553,864	535,010	555,275	3.5%	-0.3%	1,088,875	1,072,029	1.6%
Direct claims *	375,557	380,299	393,003	-1.2%	-4.4%	755,856	799,576	-5.5%
Reinsurance ceded	19,202	43,469	16,181	-55.8%	18.7%	62,671	82,431	-24.0%
Net claims *	356,355	336,830	376,822	5.8%	-5.4%	693,185	717,145	-3.3%
Paid commissions	110,808	115,194	103,662	-3.8%	6.9%	226,002	197,729	14.3%
Commissions received	11,575	8,675	10,898	33.4%	6.2%	20,250	18,525	9.3%
Net commissions	99,233	106,519	92,763	-6.8%	7.0%	205,752	179,204	14.8%
Underwriting expenses *	34,479	29,761	37,853	15.9%	-8.9%	64,240	73,694	-12.8%
Underwriting income	10,831	10,801	9,790	0.3%	10.6%	21,632	19,079	13.4%
Net underwriting expenses *	23,648	18,960	28,063	24.7%	-15.7%	42,608	54,615	-22.0%
Underwriting result before Medical Services *	74,629	72,701	57,627	2.7%	29.5%	147,330	121,064	21.7%

Medical Services Underwriting result *	25,242	20,710	17,526	21.9%	18.2%	45,952	31,815	44.4%

Financial income	77,885	70,211	71,774	10.9%	8.5%	148,096	130,562	13.4%
Gains on sale of securities	573	11,875	17,146	-95.2%	-96.7%	12,447	35,058	-64.5%
Net property and rental income	5,619	5,339	5,182	5.3%	8.4%	10,958	10,163	7.8%
(-) Financial expenses	6,621	7,102	6,110	-6.8%	8.4%	13,723	11,714	17.2%
Financial income, net	77,457	80,322	87,992	-3.6%	-12.0%	157,778	164,069	-3.8%

Salaries and benefits	59,255	58,398	63,268	1.5%	-6.3%	117,653	124,471	-5.5%
Administrative expenses	72,504	68,012	69,773	6.6%	3.9%	140,516	131,349	7.0%
Third party services	28,592	27,998	33,138	2.1%	-13.7%	56,590	64,772	-12.6%
Management expenses	14,837	15,178	15,738	-2.2%	-5.7%	30,015	27,971	7.3%
Provisions	15,977	14,279	11,847	11.9%	34.9%	30,256	21,423	41.2%
Taxes	7,557	6,957	5,752	8.6%	31.4%	14,515	11,580	25.3%
Other expenses	5,540	3,601	3,298	53.8%	68.0%	9,141	5,603	63.1%
Opertating expenses	131,759	126,410	133,041	4.2%	-1.0%	258,169	255,820	0.9%

Other income	5,635	3,190	-1,398	76.7%	-503.1%	8,825	1,150	667.5%
Traslations results	1,235	490	-17,340	152.1%	-107.1%	1,724	-22,459	107.7%
Income tax	4,697	11,846	-3,278	-60.4%	-243.3%	16,543	-4,449	471.8%

Income before minority interest	47,742	39,156	14,645	9.3%	113.5%	86,898	44,268	96.3%
Minority interest	5,909	4,924	4,395	20.0%	34.4%	10,833	9,503	14.0%

Net income	41,833	34,232	10,249	7.9%	132.9%	76,065	34,765	118.8%

Balance (end of period)
Total assets	8,119,771	7,895,296	6,799,886	224,475	1,319,886	8,119,771	6,799,886	1,319,886
Invesment on securities (1)	5,112,710	4,909,974	4,211,689	202,737	901,022	5,112,710	4,211,689	901,022
Technical reserves	5,143,041	5,136,815	4,378,320	6,226	764,721	5,143,041	4,378,320	764,721
Net equity	1,593,792	1,452,715	1,255,574	141,076	338,218	1,593,792	1,255,574	338,218
Ratios
Ceded	16.1%	12.8%	13.3%	3.4	2.8	14.5%	14.1%	0.3
Loss ratio	64.3%	63.0%	67.9%	1.4	(3.5)	63.7%	66.9%	(3.2)
Commissions + underwriting expenses, net / net earned premiums	22.2%	23.5%	21.8%	(1.3)	0.4	22.8%	21.8%	1.0
Underwriting results / net premiums earned	13.5%	13.6%	10.4%	(0.1)	3.1	13.5%	11.3%	2.2
Operating expenses / net premiums earned	23.8%	23.6%	24.0%	0.2	(0.2)	23.7%	23.9%	(0.2)
Return on equity (2)(3)	11.0%	9.6%	2.8%	1.3	8.2	10.2%	4.7%	5.5
Return on written premiums	5.4%	4.6%	1.3%	0.8	4.0	5.0%	2.3%	2.7

Combined ratio of PPS + PS (4)(5)	99.6%	99.3%	106.4%	0.3	(6.8)	99.5%	106.8%	(7.4)
Net claims / net earned premiums	71.1%	68.6%	72.3%	2.5	(1.3)	69.8%	71.6%	(1.7)
General expenses and commissions / net earned premiums	28.5%	30.7%	34.1%	(2.2)	(5.5)	29.6%	35.3%	(5.6)

*Change in these accounts are due to reclassifications (related to the medical services) made in 4Q12 and before.

(1) Doesn´t include investments in real estate.

(2) Annualized.

(3) Average are determined as the average of period - beginning and period ending.

(4) Without consolidated adjustments.

(5) EPS includes Médica, Doctor+, Clínica San Borja, Análisis Clínicos, Oncocare, Prosemedic, Clínica El Golf, Clínica Sanchez Ferrer and Centro Odontológico Americano.

ROAE Dic 13 (PPS Formula) without unrealized profit Pvida: 8.4%.

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